As filed with the Securities and Exchange Commission on September 17, 2001
                                         Registration No. ____________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                            ARTICLES OF INCORPORATION

                           THE SECURITIES ACT OF 1933
                          ----------------------------
                           HCSB FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                     South Carolina                  57-1079444
       ---------------------------------   ---------------------------
         (State or other jurisdiction of   (I.R.S. Employer Identification
               incorporation                  or organization No.)

                 5201 Broad Street, Loris, South Carolina 29569
                                 (843) 756-6333

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                James R. Clarkson
                                    President
                                5201 Broad Street
                           Loris, South Carolina 29569
                                 (843) 756-6333
                               (843) 716-6136(Fax)

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

      Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

                              Neil E. Grayson, Esq.
                           William A. McCormick, Esq.
                   Nelson Mullins Riley & Scarborough, L.L.P.
                            Poinsett Plaza, Suite 900
                              104 South Main Street
                        Greenville, South Carolina 29601
                                 (864) 250-2300
                              (864) 232-2925 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.( )
         If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: ( )
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.( )
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )

                         Calculation of Registration Fee

 Title of each
   class of                                     Proposed Maximum
 securities to  Amount to          Proposed         Aggregate        Amount of
      be           be         Maximum offering   offering price   registration
  registered    Registered      price per unit                          fee
--------------  -----------    ---------------   ---------------- --------------
 Common Stock   500,000            $22.00         $11,000,000       $2,750.00


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

                SUBJECT TO COMPLETION, DATED SEPTEMBER ___, 2001



                                   PROSPECTUS

                         500,000 Shares Of Common Stock

                                $22.00 per share


                            HCSB FINANCIAL COPORATION





                                  Common Stock

           We are offering up to 500,000 shares of common stock of HCSB Financial Corporation to fund our continued expansion through Horry County State Bank and through the formation of a new community bank to be located in North Carolina. Prior to the offering, there has been only limited trading in our common stock and no established market for the common stock has existed. The shares will not be listed on the Nasdaq Stock Market or any national exchange.

           Our executive officers, directors and a non-executive officer who is also a registered representative of UVEST will handle the sale of our shares in this offering, and they will not receive any commissions for any sales they make. There is no minimum number of shares that we must sell to accept subscriptions in this offering. The minimum purchase requirement is 100 shares and the maximum purchase allocation is 5% of the offering, although we reserve the right to accept subscriptions for more or less.

           UVEST Investment Services, Inc. shall serve as the selling agent and North Carolina-sponsoring dealer for the Company. UVEST will act on a "best efforts" basis and will not have any obligation or commitment to acquire any shares of common stock for its own account or with a view to their distribution. UVEST may enter into selected dealer agreements with other registered broker-dealers. We will pay UVEST a fee of $125,000 following the completion of the offering.

                  Investing in our common stock involves risk.
                     See "Risk Factors" beginning on page 7.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                           Per Share        Total
                                                           ---------        -----
Price to Public                                           $ 22.00      $ 11,000,000
Sales Agency Fee (a fixed fee payable upon completion)    $   .25      $    125,000
Proceeds to HCSB Financial Corporation (before expenses)  $ 21.75      $ 10,875,000


         Based on information available to us from a limited number of sellers and purchasers of common stock, we believe transactions in the common stock, on a per share basis, ranged from $20.00 to $25.00 from January 27, 2000 through July 31, 2001.

         Please note that these securities:

         o are not bank deposits

         o are not federally insured by the FDIC; and

         o are not insured by any other state or federal agency


                                September , 2001

The information inthis prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                           HCSB FINANCIAL CORPORATION

                   [Insert map, pictures, and/or slogan here]

                               PROSPECTUS SUMMARY

   We encourage you to read the entire prospectus carefully before investing.

                                   Who We Are

           HCSB Financial Corporation is a South Carolina bank holding company formed on June 10, 1999 to serve as a holding company for Horry County State Bank. We maintain our headquarters in Loris, South Carolina. Our bank is a state chartered bank incorporated on December 18, 1987 and operating from eight offices located in Horry County, servicing customers in Horry County in South Carolina and Columbus County in North Carolina. We have added five of our eight offices after 1996. As a result of this expansion, we have grown from approximately $49.4 million in total assets, $35.6 million in loans, $42.9 million in deposits, and $5.5 million in shareholders' equity at December 31, 1996, to approximately $148.9 million in total assets, $108.1 million in loans, $123.2 million in deposits, and $10.3 million in shareholders' equity at June 30, 2001.

           We engage in a general commercial and retail community banking business characterized by personalized service and local decision-making, emphasizing the banking needs of small- to medium-sized businesses, professional concerns, farmers, and individuals. We attribute our success to date to our location in a growing market area and our focus on attracting customers in our service area who prefer to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

                              Why We Are Expanding

           Our primary service area currently includes Horry County, South Carolina and portions of Columbus County in North Carolina. We intend to use a portion of the proceeds of this offering to expand and better serve our primary service area over the next 18 to 24 months by increasing the loans made through our existing offices, by opening two additional branches in South Carolina, by establishing a new bank with one or more offices in North Carolina, or by some combination of these activities. We believe that there is an opportunity in Columbus and Brunswick Counties in North Carolina for a new, community-oriented bank to provide services to individuals, farmers, and small businesses. We intend to expand our service area to encompass these counties with a goal of becoming the leading community bank in our expanded service area.

           We intend to continue to expand in Horry County, especially in its coastal region, because we believe that its economy will continue to grow and provide us with a favorable business climate. The population of Horry County increased by over 21%, from 144,053 in 1990 to an estimated 174,762 in 1998, and is projected to reach 202,500 in 2005 and 225,800 in 2010. Horry County's per capita income rose 16.4% from $19,830 in 1998 to $23,088 in 1988, while median family income rose 14.8% from $32,500 to $37,300 for the same period. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand, which largely consists of the eastern coastline of Horry County, as one of the nation's top retirement locations.

           We believe that the extension of our market into North Carolina is a logical step for us because of the geographical proximity of Columbus and Brunswick counties to Horry County, our perception of a strong potential market for community banking services in these counties, our preparation to expand into North Carolina since 1997, and the economic similarities between Columbus and Brunswick counties and Horry County.

           Columbus and Brunswick counties form the northeastern border of Horry County, which is also the border between North Carolina and South Carolina, from the Atlantic coastline to the Little Pee Dee River. Like that of our current service area, the economy of Brunswick and Columbus counties consists of a blend of tourism, agriculture, small business, professional services and industry. Brunswick County, one of North Carolina's fastest growing areas, is expected to double in population between 1990 and 2010 and has already grown 43.5% from 1990 to 2000, to 73,143, while North Carolina's population as a whole grew 21.4%. As is the case with the Grand Strand area of South Carolina to its south, tourism and recreation is a significant, and growing, portion of the economy of Brunswick County.

           We believe that Columbus County also provides a favorable business climate. Although its economy is largely driven by the agricultural, industrial, and retail sectors, Columbus County's rank for economic development has continued to increase, and it received the highest ranking of all southeastern North Carolina counties in a recent composite of economic factors.

           We anticipate expanding our presence in our intended service area. In selecting sites for a new branch or a new bank, we will favor growth areas that have their own community identity, with characteristics such as a strong school system, a progressive business climate, a local newspaper, and a separate municipal government. We believe that these types of sites will provide us with the greatest opportunity for continued success.

           Our principal executive offices are located at 5201 Broad Street, Loris, South Carolina. Our telephone number is (843) 756-6333.

                                  The Offering

Common stock offered...........................   500,000 shares

Common stock outstanding prior to the
offering.......................................   1,052,175 shares

Common stock to be outstanding after the
offering.......................................   1,552,175 shares

Use of proceeds...............................    We will use the net proceeds
                                                  of this offering to support
                                                  our continued growth and
                                                  expansion, including
                                                  approximately $3.5 million for
                                                  the opening of two new branch
                                                  offices in South Carolina,
                                                  approximately $6.0 million for
                                                  the formation of a new bank
                                                  with one or more offices in
                                                  North Carolina, and
                                                  approximately $1.0 million to
                                                  increase the loans made
                                                  through our existing offices
                                                  and for general corporate
                                                  purposes. See "Use of
                                                  Proceeds."

                              Plan of Distribution

         Offers and sales of the common stock will be made by our officers and directors, who will be reimbursed for their reasonable expenses but will not receive commissions or other remuneration for their sales efforts, although they may be reimbursed for reasonable expenses, if any, incurred in connection therewith. HCSB believes such officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1.

           In order to sell our common stock in North Carolina, we must arrange for a North Carolina-registered dealer to "sponsor" our application to sell securities in North Carolina. We have appointed UVEST as our "sponsoring dealer" in North Carolina. UVEST will effect the public offer and sale of our common stock in North Carolina. UVEST will act on a "best efforts" basis and will not have any commitment to acquire any shares of common stock for its own account or with a view to their distribution, nor has UVEST been involved in the determination of the public offering price of the shares. UVEST may enter into selected dealer agreements with other registered broker-dealers. Offers and sales to North Carolina residents will be made exclusively through our officers or other employees who are registered representatives of UVEST. We have agreed to indemnify UVEST against certain liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in this prospectus. UVEST has no obligation or commitment to purchase any of the shares offered or to assure the sale of any particular number of shares.

           We have agreed to pay UVEST a fee of $125,000, following the completion of the offering. If the offering is terminated for any reason prior to its consummation we will pay UVEST a fee of $40,000, as well as reimbursement for all accountable out-of-pocket expenses, including fees and expenses of UVEST's legal counsel up to a maximum of $10,000.

                                How to Subscribe

         If you desire to purchase shares in this offering, you should:

1) Complete, date and execute the subscription agreement which you received with this prospectus;
2) Make a check, bank draft, or money order payable to "HCSB Financial Corporation," in the amount of $22.00 times the number of shares you wish to purchase; and
3) North Carolina residents should deliver the completed subscription agreement, completed UVEST Direct Account Form and check (payable to "HCSB Financial Corporation") to UVEST Investment Services at the following address:

                     UVEST Investment Services
                     128 S. Tryon Street
                     Suite 1340
                     Charlotte, NC  28202
                     Attn:  HCSB Offering

         Residents of South Carolina and the other states in which the offer and sale of these securities is permitted should deliver the completed subscription agreement and check (payable to "HCSB Financial Corporation") to HCSB Financial Corporation at the following address:

                     Mr. James R. Clarkson
                     HCSB Financial Corporation
                     5201 Broad Street
                     PO Box 218
                     Loris, South Carolina  29569

           If you should have any questions about the offering or how to subscribe, please call Mr. Clarkson at (843) 756-6333. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement, which is binding and irrevocable once delivered by you and accepted by us.

                                  Risk Factors
           Prior to making an investment decision, you should read carefully the "Risk Factors" section, beginning on page 7 for a discussion of specific risks related to an investment in our common stock.

                       Summary Consolidated Financial Data
                  (Dollars in thousands, except per share data)

           The following consolidated financial data for each of the three years ended December 31, 2000, 1999, and 1998, and for the six months ended June 30, 2001 and 2000, are derived from our financial statements and other data about us. The consolidated financial statements for the years ended December 31, 2000, 1999, and 1998 have been audited by Tourville, Simpson & Caskey L.L.P., independent auditors. The consolidated financial data for the six months ended June 30, 2001 and 2000 have not been audited but, in our opinion, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations as of such dates and for such periods in accordance with generally accepted accounting principles. All share and per share data has been adjusted to reflect the 5% stock dividend paid in March 2001, the 100% stock dividend paid in March 2000, and the 5% stock dividend paid in March 1999. The consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                            Six Months Ended
                                                                 June 30,                               Years Ended December 31,
                                                        -----------------------              ---------------------------------------
                                                         2001            2000              2000             1999            1998
                                                         ----            ----              ----             ----            ----

Statement of Operations Data:
   Net interest income................................ $     2,554    $     2,364    $      4,737     $        4,143   $      3,146
   Provision for loan losses..........................         150            126             271                190            100
   Noninterest income.................................         602            449           1,188                792            666
   Noninterest expense................................       2,461          1,971           4,069              3,227          2,929
   Net income after tax...............................         356            457           1,037                994            511
Balance Sheet Data:
   Total assets....................................... $   148,927    $   126,324    $    143,718     $      114,326   $     83,586
   Earning assets.....................................     132,471        114,646         132,866            101,921         76,156
   Investment securities .............................      21,389         21,725          20,877             23,892         19,640
   Loans, net of unearned income .....................     108,121         89,338          91,319             75,793         55,941
   Allowance for loan losses..........................       1,086          1,023           1,019                922            880
   Deposits...........................................     123,232        102,238         123,500             94,829         69,970
   Shareholders' equity...............................      10,320          8,694           9,781              8,341          8,024
Basic Share Data:
   Net income per share............................... $      0.34    $      0.43    $       0.99     $         0.95   $       0.49
   Net tangible book value per share (period end) .... $      9.81    $      8.26    $       9.30     $         7.93   $       7.63
   Weighted average shares outstanding................   1,052,175      1,052,175       1,052,175          1,052,175      1,052,175
 Performance Ratios:
   Return on average assets............................       0.50%          0.76%          0.82%               0.97%         0.63%
   Return on average equity............................       7.18%         11.01%         11.85%              12.20%         6.58%
   Net interest margin ................................       3.81%          4.36%          4.10%               4.40%         4.28%
   Efficiency ratio....................................      77.78%         69.47%         68.51%              65.39%        76.84%
Asset Quality Ratios:
   Allowance for loan losses to period end loans.......      1.00%           1.15%          1.12%               1.22%         1.57%
   Net charge-offs to average loans...................       0.08%           0.03%          0.20%               0.22%         0.25%
   Nonperforming assets to period end loans and
      foreclosed property ............................       0.58%           0.19%          1.02%               0.09%         0.71%
   Nonperforming assets to period end total assets....       0.42%           0.13%          0.65%               0.06%         0.47%
Capital and Liquidity Ratios:
   Average equity to average assets...................       6.86%           6.85%          6.93%               7.98%         9.65%
   Leverage...........................................       6.82%           7.67%          7.11%               8.69%         9.87%
   Risk-based capital
      Tier 1..........................................       8.86%           9.50%          9.54%              11.36%        12.95%
      Total...........................................       9.79%          10.54%         10.54%              12.46%        14.20%
   Average loans to average deposits..................      80.13%          86.41%         83.99%              78.55%        72.45%


                                  RISK FACTORS

An investment in our common stock involves a significant degree of risk and you should not invest in our common stock unless you can afford to lose some or all of your investment. Please read the entire prospectus for a more thorough discussion of the risks of an investment in our common stock.

Opening a new branch or establishing a new bank may not result in increased assets or revenues for us.

           We will use the proceeds of the offering to enhance our capital position and to support our proposed growth and expansion, including the establishment of two additional branch offices in South Carolina and a new bank in North Carolina within the next 18 to 24 months. There is a risk that we will not actually experience any further asset growth, open any additional branch offices, or establish a new bank; there is also a risk that we will not experience any favorable results if such growth or branch expansion occurs or if we establish a new bank. Our status as a South Carolina corporation may hinder our development of relationships with North Carolina customers who are seeking a community bank. Because of the significance of our proposed growth and branch expansion, our historical results of operations are not necessarily indicative of our future operations. The likelihood of our continued success must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the establishment of new branches and new banks and the competitive environment in which the new branches and new banks will operate.

 We cannot open a new bank or branch for business until we receive regulatory approvals, and any delay in opening the bank or branch will cause our expenses to increase.

           We cannot begin to operate a new bank or branch until we receive all required regulatory approvals. We have not filed any applications to open a bank or a branch. We have not yet filed applications to open a new branch in South Carolina or to form a new bank in North Carolina. We expect to file the branch application in the fourth quarter of 2001 and to receive approval to open this branch in the first quarter of 2002, but it may take longer. Provided that we raise at least $9.0 million in this offering, we also expect to file an application to form a bank in North Carolina. We cannot file this application until we have raised at least one-half of the capital we believe to be sufficient to open the bank. We expect to receive permission to operate a North Carolina bank within three months of filing our application. If the opening of the bank or branch is delayed, the expenses associated with opening that bank or branch will increase and will not be offset by any additional operating revenue that would be associated with an operational bank or branch.

We cannot form a North Carolina bank until we identify and form an organizing group and identify an executive to lead the bank.

           Although we are in discussions with prominent members of communities in Columbus and Brunswick counties, we have not yet identified members of the organizing group for the North Carolina bank that we intend to form. We also have not yet identified or hired an executive to lead the bank we intend to form. If we fail to assemble an organizing group and hire a suitable executive to lead the bank, we will not be able to form the bank.

The loss of or failure to hire additional key personnel could hurt our business.

           Our growth and development to date have been largely the result of the contributions of certain of our senior executive officers, including James
R. Clarkson, our president and chief executive officer, Glenn R. Bullard, our executive vice president, and Loretta B. Gerald, our vice president, cashier and internal auditor. If we lose the services of Mr. Clarkson, Mr. Bullard, or Ms. Gerald, our business and development could be materially and adversely affected. There is a risk we may not find suitable replacements for any of these officers. In addition, our continued growth will require that we attract and retain additional personnel with a variety of skills and experience. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and experience required to carry out our strategy.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

           We encounter strong competition from existing banks and other types of financial institutions operating in Horry County and elsewhere. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we are and have greater financial and personnel resources than we have. Some are large national and regional banks, like BB&T, Bank of America, First Union, Wachovia, Carolina First, and NBSC. These institutions have an advantage in obtaining the latest developments in technology, and they offer services, such as extensive and established branch networks, trust services, and internet banking, that we do not provide. Due to this competition, we may have to pay higher rates of interest to attract deposits. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to our bank.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

           Making loans and other extensions of credit are essential elements of our business, and we recognize there is a risk that our loans or other extensions of credit will not be repaid. The risk of nonpayment is affected by a number of factors, including:

           o    the duration of the credit;
           o    credit risks of a particular customer;
           o    changes in economic and industry conditions; and
           o in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

           We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

           o an ongoing review of the quality, mix, and size of our overall loan portfolio;
           o    our historical loan loss experience;
           o    evaluation of economic conditions;
           o regular reviews of loan delinquencies and loan portfolio quality; and
           o the amount and quality of collateral, including guarantees, securing the loans.

           There is no precise method of predicting credit losses, and therefore we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

Changes in interest rates may reduce our profitability.

           Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and securities, and interest expenses on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions.

           As of June 30, 2001, we had a cumulative one-year negative gap position of 20.71% of total interest-bearing assets. With a negative gap position, the rates on our interest-bearing liabilities will likely adjust to changes in market interest rates at a faster rate than the yields on our interest-earning assets. Consequently, our net interest income could be adversely affected during periods of rapidly increasing interest rates. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

An economic downturn, especially one affecting Horry County, South Carolina, could reduce our customer base, our level of deposits, and the demand for our financial products such as loans.

           An economic downturn would likely a deterioration in the quality of our loan portfolio and may reduce the level of deposits in the bank. This would hurt our business. Interest received on loans represented approximately 83% of our interest income for the year ended December 31, 2000. If an economic downturn occurs in the economy as a whole, or in our service area, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

Recent legislation will change the way financial institutions conduct their business, and we cannot predict the effect it will have upon us.

           The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, the Act repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that the Act will have on us. In addition, we expect other changes to be proposed to laws affecting the banking industry from time to time, and these changes could have a material effect on our business and prospects. We cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation.

Our stock is not traded on an established exchange.

           Prior to this offering, there has been no established or other active or liquid market for our common stock. We do not expect an active trading market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because of the relatively small size of both this offering and our shareholder base, we do not expect to have enough shareholders or outstanding shares to support an active trading market. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock.

Our stock price may fluctuate and be volatile.

           The prices at which our stock has traded may not be indicative of future market prices. As a result, the trading price of our common stock could fluctuate significantly. Volatility in our stock price could also result from the following factors, among others:

           o    variations in quarterly operating results;
           o announcements of technological innovations or new services or products by us or our competitors;
           o    changes in financial estimates by securities analysts;
           o the operating and stock price performance of other companies in our industry; and
           o    general stock market or economic conditions.

           The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. We cannot guarantee that investors will be able to sell their shares at or above our offering price or at all.

We have broad discretion in allocating the net proceeds from this offering.

           We intend to use the proceeds from this offering to support our expansion in our current service area by opening two branch offices and to expand our service area into Columbus and Brunswick counties in North Carolina by establishing a new bank with one or more offices. We also intend to use proceeds from this offering to support loan growth and for general corporate purposes. However, there is no minimum number of shares that we must sell to accept subscriptions in this offering, and there is a risk we will not raise sufficient funds in this offering to accomplish our objectives. See "Use of Proceeds" for a description of how we intend to allocate the net proceeds of this offering. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.


                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

           This prospectus contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

           o significant increases in competitive pressure in the banking and financial services industries;
           o  changes in the interest rate
              environment which could reduce anticipated or actual margins;
           o changes in political conditions or the legislative or regulatory environment;
           o general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
           o  changes occurring in business conditions and inflation;
           o  changes in technology;
           o  changes in monetary and tax policies;
           o  changes in the securities markets; and
           o other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.


                                 USE OF PROCEEDS

           We estimate that we will receive net proceeds of approximately $10.75 million from the sale of the common stock in this offering, based upon a public offering price of $22.00 per share after deducting offering expenses. However, there is no minimum number of shares that we must sell to accept subscriptions in this offering, and therefore the net proceeds of this offering could be significantly less than this amount.

           We intend to use the first $3.5 million of the net proceeds to purchase land for, construct, and outfit two new branch offices within the next 18 to 24 months. We expect that these locations will be situated in North Myrtle Beach, Myrtle Beach or the South Strand areas of Surfside Beach, Garden City Beach and Murrell's Inlet, all along either U.S. Hwy. 17 or U.S. Hwy. 17 Bypass. We anticipate spending approximately $1.75 million for each of these branches, although the actual cost could be significantly higher since we have not yet entered into any agreement to acquire any of these potential sites.

           We intend to use approximately $6.0 million of any remaining net proceeds to form a new state-chartered bank in North Carolina, with one office in Columbus County and one office in Brunswick County. We will then use any remaining proceeds to support loan growth, or for other general corporate purposes. If we are unable to capitalize the North Carolina bank with approximately $6.0 million, or if we do not form it for any reason, we will use any remaining proceeds to support loan growth and for general corporate purposes.

           Although we own a lot in Columbus County, we have not entered into any agreement to acquire any other sites, nor have we entered into any agreement for the construction of facilities for a new branch or new bank. Therefore, we cannot determine with certainty the cost to open such a branch or bank, and the actual cost could be significantly higher than our projections.

           We intend to invest any proceeds not immediately required for the purposes described above in United States government securities, short-term certificates of deposit, money market funds, as a deposit in our bank, or in other short-term interest-bearing investments.

                             MARKET FOR COMMON STOCK

           As of the date of this prospectus, there were 1,052,175 shares of our common stock outstanding held by approximately 1660 shareholders of record. In our most recent offering in May 1997, we issued 65,805 shares of our common stock at a price per share of $12.00. There is currently no established public trading market in our common stock, and trading and quotations of our common stock have been limited and sporadic. Because there has not been an established market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm's-length negotiations between the parties. Based on information available to us from a limited number of sellers and purchasers of common stock, we believe transactions in our common stock, on a per share basis, ranged from $11.50 to $12.00 during 1997, from $12.00 to $14.00 during 1998, from $14.50 to $16.00 during 1999, from $16.50 to $20.00 during
2000, and from $20.00 to $25.00 from January 1, 2001 through July 31, 2001. There is no assurance that these prices reflect the market value of our common stock.

                                 DIVIDEND POLICY

           We have not declared or paid any cash dividends on our common stock. For the foreseeable future we do not intend to declare cash dividends. We have, however, paid stock dividends. All share and per share data has been adjusted to reflect the 5% stock dividend paid in March 2001, the 100% stock dividend paid in March 2000, and the 5% stock dividend paid in March 1999. We intend to retain earnings to grow our business and strengthen our capital base. In addition, the South Carolina Board of Financial Institutions regulates the dividends payable by our subsidiary, Horry County State Bank. Our ability to pay dividends is dependent on our receipt of dividends from our bank subsidiary. See "Supervision and Regulation - Horry County State Bank - Dividends" on page 42.

                                    DILUTION

           Dilution per share to new investors represents the amount per share paid by investors in this offering less the pro forma book value of the common stock immediately following the offering. Our net tangible book value as of June 30, 2001 was $10.32 million, or $9.81 per share of common stock. The formula for calculating net tangible book value per share is total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale of all 500,000 shares of common stock in this offering, and our application of the estimated net proceeds as set forth under "Use of Proceeds," our adjusted net tangible book value as of June 30, 2001 would have been $21.07 million, or $13.57 per share. This amount represents an immediate increase in net tangible book value of $3.76 per share to existing shareholders and an immediate dilution of $8.43 per share to new investors. We illustrate this per share dilution in the following table:

      Offering price per share                                                                   $    22.00
            Net tangible book value per share as of June 30, 2001........   $    9.81
            Increase in net tangible book value per share attributable
            to new investors.............................................        3.76
                                                                            ---------
      Adjusted net tangible book value after the offering  ..............                             13.57
                                                                                                 ----------
      Dilution per share to new investors................................                        $     8.43
                                                                                                 ==========

       In the following table we summarize the number of shares of common stock we have sold prior to this offering and the number of shares we propose to sell in this offering, and the total cash consideration and average price per share paid by our existing shareholders and to be paid by new investors in this offering.

                                Shares Purchased          Total Cash Consideration             Average Price
                                ----------------          ------------------------             -------------
                             Number          Percent     Amount             Percent             Per Share
                             ------          -------     ------             -------             ---------

Existing shareholders.....   1,052,175          67.8%   $  5,340,482         32.7%             $   5.08
New investors.............     500,000          32.2%     11,000,000         67.3              $  22.00
                             ---------         -----    ------------

      Total...............   1,552,175         100.0%   $ 16,340,482        100.0%
                             =========         ======   ============        =====


                                 CAPITALIZATION

           The following table sets forth our consolidated capitalization at June 30, 2001, and as adjusted to reflect the sale of 500,000 shares of common stock in this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds."

                                                                           June 30, 2001
                                                              --------------------------------------
                                                                   Actual               As Adjusted
                                                              --------------           -------------
                                                                        (Dollars in thousands)

   Shareholders' equity:
      Common stock, par value $0.01 per share; 10,000,000 shares authorized, 1,052,175 shares issued and outstanding -
        actual; 1,552,175 shares issued and outstanding - as
        adjusted ............................................. $           11          $            16
      Additional paid-in capital..............................          8,865                   19,605
      Retained earnings.......................................          1,422                    1,422
      Unrealized gain on securities available for sale........             22                       22
                                                               --------------          ---------------
   Total shareholders' equity................................. $       10,320          $        21,065
                                                               ==============          ===============


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Overview

           HCSB Financial Corporation is a South Carolina bank holding company formed on June 10, 1999 to serve as a holding company for Horry County State Bank. Our bank is a state chartered bank incorporated on December 18, 1987, and operating from eight offices located in Horry County in South Carolina.

           We have expanded our operations and service area significantly over the past five years. In 1997, we opened our third, fourth and fifth branch offices, including a branch located in North Myrtle Beach, South Carolina and one just south of Tabor City, North Carolina. We opened our sixth branch in February 1998, our seventh branch in 2000, and our eighth branch, located in the Socastee section of Myrtle Beach, South Carolina, in February of 2001. As a result of our strategy, we have grown from approximately $49.4 million in total assets, $35.6 million in loans, $42.9 million in deposits, and $5.5 million in shareholders' equity at December 31, 1996, to approximately $148.9 million in total assets, $108.1 million in loans, $123.2 million in deposits, and $10.3 million in shareholders' equity at June 30, 2001.

           The following table sets forth selected measures of our financial performance for the periods indicated:


                                                            Years Ended December 31,
                                                              (Dollars in thousands)
--------------------- ------------------------------------------------------------------------------------
                             2000                1999              1998             1997           1996
                          ------------      ------------       -----------         --------       --------

Total Revenues (1)... $      5,925          $    4,935        $     3,812        $   3,266       $  2,499
Net Income...........        1,037                 994                511              429            556
Total Assets.........      143,718             114,326             83,586           72,156         49,405
Total Loans (Net)....       90,300              74,841             55,061           40,711         35,556
Total Deposits.......      123,500              94,829             69,970           63,885         42,851
---------------------------------------------------------------------------------------------------------

(1)  Total revenue equals net interest income plus total noninterest income

           The following discussion contains our analysis of our financial condition and results of operations beginning with the year ended December 31, 1998. The following discussion should be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Financial Statements and related notes and the other financial data included elsewhere in this prospectus.

Analysis of the Fiscal Years Ended December 31, 1998 and 1999 and 2000 and the Six Months Ended June 30, 2001

Results Of Operations
2000 compared to 1999

           For the year ended December 31, 2000, our net income was $1.04 million, or $1.03 per share, an increase of $43,000, or 4.3%, when compared to the $994,000 net income, or $0.99 per share, for 1999. The increase in net income was primarily due to the growth of loans at the branches in North Myrtle Beach and Conway. Overall, loans net of unearned income increased $15.5 million, or 20.4%, from $75.8 million at December 31, 1999 to $91.3 million at December 31, 2000. This led to an increase in net interest income of $594,000, or 14.3%, from $4.1 million for the year ended December 31, 1999 to $4.7 million for the year ended December 31, 2000. The increase in the loan portfolio also contributed to an $81,000 increase in the provision for loan losses from $190,000 for the year ended December 31, 1999 to $271,000 for the year ended December 31, 2000. An increase in service charges on deposit accounts of $151,000, to $690,000 for the year ended December 31, 2000 from $539,000 for the year ended December

31, 1999, also contributed to the increase in net income. These increases were offset by an $842,000 increase in noninterest expense, to $4.1 million for the year ended December 31, 2000 from $3.2 million for the year ended December 31, 1999.

1999 compared to 1998

           For the year ended December 31, 1999, our net income was $994,000, or $0.99 per share, an increase of $483,000, or 94.5%, when compared to the $511,000 net income, or $0.51 per share, for 1998. The increase in net income was primarily due to the growth of loans at new branches in North Myrtle Beach, Tabor City, and Loris. Overall, loans net of unearned income increased $19.9 million, or 35.5%, from $55.9 million in 1998 to $75.8 million in 1999. This led to an increase in net interest income of $1.0 million, or 31.7%, from $3.1 million for the year ended December 31, 1998 to $4.1 million for the year ended December 31, 1999. The increase in the loan portfolio also contributed to an increase of $90,000, or 90%, in the provision for loan losses from $100,000 in the year ended December 31, 1998 to $190,000 in the year ended December 31, 1999. An increase in service charges on deposit accounts of $105,000, or 24.2%, to $539,000 for 1999 from $434,000 for 1998, also contributed to the increase in net income. These increases were partially offset by the increase of $298,000 increase in noninterest expense and $252,000 increase in income tax expense over the year ended December 31, 1998 amounts of $2.9 million and $272,000, respectively.

Six Months Ended June 30, 2001

           Although net interest income and noninterest income increased slightly during the first six months of 2001 compared to the same period in 2000, we also experienced a significant increase in noninterest expense during these time periods. The increase of noninterest expense was primarily due to salaries and employee benefits, which increased $326,000 from the six months ended June 30, 2000 to the six months ended June 30, 2001, and were related primarily due to the opening of our Socastee branch. The combination of the above factors resulted in net income for the six months ended June 30, 2001 of $356,000 as compared to $457,000 for the same period in 2000, a decrease of $101,000, or 22.1%. For the quarter ended June 30, 2001, net income was $156,000 as compared to $223,000 for the quarter ended June 30, 2000. This represents a decrease of $67,000, or 30.0%, from the quarter ended June 30, 2000.

Assets, Liabilities, and Shareholders' Equity

           During the twelve months ended December 31, 2000, total assets increased by $29.4 million, or 25.7%, to $143.7 million from $114.3 million at December 31, 1999 and $83.6 million at December 31, 1998. The primary reasons for the increase in assets during 2000 were increases in loans of $15.5 million and in federal funds sold of $17.7 million during the period. The increase in loans was primarily due to the growth of loans at the branches in North Myrtle Beach and Conway. The increase in federal funds sold was primarily due to deposit growth in the same offices. The primary reasons for the $34.7 million increase in assets during 1999 were increases in loans of $19.9 million, cash and cash equivalents of $4.8 million, and securities available-for-sale of $4.3 million. Total deposits have increased from $70.0 million at December 31, 1998 to $94.8 million at December 31, 1999 to $123.5 million at December 31, 2000. Deposits have increased as we have opened new branches. Shareholders' equity has increased from $8.0 million at December 31, 1998 to $8.3 million at December 31, 1999 to $9.8 million at December 31, 2000. The increase in our shareholders' equity has been primarily due to our retention of earnings.

           During the first six months of 2001, total assets increased $5.2 million, or 3.62%, when compared to December 31, 2000. The primary reason for the increase in assets was due to an increase in loans of $16.8 million during the first six months of 2001. It is typical for us to experience an increase in loans, especially in the area of agricultural loans, during this period. Total deposits decreased $268,000, or 0.22%, from the December 31, 2000 amount of $123.5 million. Within the deposit area, interest-bearing deposits decreased $2.1 million, or 1.81%, and noninterest-bearing deposits increased $1.8 million, or 21.96%, during the first six months of 2001. The decrease in deposits has not allowed the us to keep pace with the rapid growth in loans. We have responded by increasing our borrowings with the Federal Home Loan Bank by $5.0 million, or 52.1%, from $9.6 million at December 31, 2000 to $14.6 million at June 30, 2001.

           We have sought to maintain a conservative approach in determining the distribution of our assets and liabilities. The following table presents the percentage relationships of significant components of our average balance sheets at for the periods indicated.

          Balance Sheet Categories as a Percent of Average Total Assets

                                                                                          As of December 31,
                                                   As of                 ----------------------------------------------------------
                                                 June 30, 2001                2000                 1999                   1998
                                                 -------------           --------------    ----------------        ----------------


Assets:
      Interest earning assets:
        Federal funds sold....................          7.07%                   4.45%              2.82 %                  9.12 %
        Investment securities.................         17.35                   18.00              23.17                   17.92
        Loans.................................         67.80                   69.04              66.06                   64.03
                                                   ---------               ---------          ---------               ---------
        Total interest earning assets.........         92.22                   91.49              92.05                   91.07

      Cash and due from banks.................          2.57                    2.74               3.03                    1.83
      Allowance for loan losses...............         (0.71)                  (0.79)             (0.92)                  (1.08)
      Premises and equipment..................          3.79                    3.93               3.72                    5.59
      Other assets............................          2.13                    2.63               2.12                    2.59
                                                   ---------               ---------          ---------               ---------

        Total assets..........................        100.00%                 100.00%            100.00 %                100.00 %
                                                   =========               =========          =========               =========

Liabilities and stockholders' equity:
      Interest-bearing liabilities............
        Interest-bearing deposits.............         77.89%                  75.63%             76.86 %                 81.12 %
        Federal funds purchased...............           ---                    0.60               0.12                     ---
        Advances from the Federal
        Home Loan Bank........................          8.39                    9.43               6.83                    1.46
        Repurchase agreements.................          0.03                     ---               0.17                     ---
                                                   ---------               ---------          ---------               ---------
        Total interest-bearing liabilities....         86.31                   85.66              83.98                   82.58

Noninterest-bearing deposits..................          6.04                    6.58               7.23                    7.26
Accrued interest and other liabilities........          0.79                    0.83               0.81                    0.51
                                                   ---------               ---------          ---------               ---------
        Total liabilities.....................         93.14                   93.07              92.02                   90.35
                                                   ---------               ---------          ---------               ---------

Shareholders' equity..........................          6.86                    6.93               7.98                    9.65
                                                   ---------               ---------          ---------               ---------

           Total liabilities and shareholders'
        Equity................................        100.00%                 100.00%            100.00 %                100.00 %
                                                   =========               =========          =========               =========

Net Interest Income

           Earnings are dependent to a large degree on net interest income, which represents the difference between gross interest earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds. The interest rate spread and the net yield on earning assets are two significant elements in analyzing our net interest income. The interest rate spread is the difference between the yield on average earning assets and the rate on average interest bearing liabilities. The net yield on earning assets is computed by dividing net interest income by average earning assets.

2000 compared to 1999

           Net interest income increased from $4.1 million for the year ended December 31, 1999 to $4.7 million for the year ended December 31, 2000, an increase of $594,000 or 14.3%. Total interest income increased $2.6 million due to the $21.5 million, or 22.8%, growth in average earning assets, from $94 million for the twelve months ended December 31, 1999 to $115.5 million for the twelve months ended December 31, 2000. The growth in assets was funded by a $17.0 million increase in average interest-bearing deposits. Most of the deposit growth was from certificates of deposit, which are typically the most expensive source of funds for a bank. The average rate paid on deposits was 5.34% in 2000 compared to 4.41% in 1999. The interest rate spread and net yield on earning assets were negatively affected by the increase in the cost of funds, particularly the 118 basis point increase in the yield on money market deposit accounts and 96 basis point increase in the yield on certificates of deposit. The interest rate spread was 3.75% and 4.01% in 2000 and 1999, respectively. The net yield on earning assets during 2000 was 4.10% compared to 4.40% in 1999.

1999 compared to 1998

           Net interest income increased from $3.1 million for the year ended December 31, 1998 to $4.1 million for the year ended December 31, 1999, an increase of $1.0 million, or 31.7%. Total interest income increased $1.5 million due to the $20.7 million, or 28.24%, growth in average earning assets, from $73.3 million for the twelve months ended December 31, 1998 to $94.0 million for the twelve months ended December 31, 1999. The growth in assets was funded by a $13.2 million increase in average interest-bearing deposits. Most of the deposit growth was from certificates of deposit. The average rate paid on deposits was 4.41% in 1999 compared to 4.90% in 1998. The interest rate spread and net yield on earning assets were positively affected by the decrease in the cost of funds, particularly the 49 basis point decrease in the yield on certificates of deposit. The interest rate spread was 4.01% in 1999 as compared to 3.83% in 1998. The net yield on earning assets during 1999 was 4.40% compared to 4.28% in 1998.

Six Months Ended June 30, 2001

           For the six months ended June 30, 2001, net interest income was $2.6 million, an increase of $190,000, or 8.0%, over $2.4 million for the same period in 2000. Interest income from loans, including fees was $4.9 million, an increase of $737,000, or 17.7%, over $4.2 million for the six months ended June 30, 2000, as demand for loans in our marketplace continued to grow. Also contributing to the overall increase in net interest income was an increase of $225,000 in other interest income to $270,000 for the six months ended June 30, 2001. Interest expense at June 30, 2001 was $3.4 million compared to $2.6 million for the same period in 2000. The net interest margin realized on earning assets was 3.84% for the six months ended June 30, 2001, as compared to 4.36% for the six months ended June 30, 2000. The interest rate spread was 3.53% for the six months ended June 30, 2001, compared to 4.08% for the six months ended June 30, 2000.

           Net interest income increased by $77,000, or 6.44%, from $1.2 million for the quarter ending June 30, 2000 to $1.3 million for the quarter ending June 30, 2001. Interest income from loans, including fees, increased by $297,000, or 13.6%, to $2.5 million for the quarter ended June 30, 2001 from $2.2 million for the quarter ended June 30, 2000. Interest expense increased $350,000, or 25.6%, to $1.7 million for the three months ended June 30, 2001 compared to $1.4 million for the three months ended June 30, 2000.

Average Balances, Income and Expenses, and Rates

           The following tables set forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the interest rate spread, and the net yield on earning assets. The table also indicates the average daily balance and the interest income or expense by specific categories.

                                            Average Balances, Income and Expenses, and Rates
                                                            (Dollars in thousands)

                                           2000                                 1999                         1998
                            ---------------------------------   --------------------------------   -------------------------------
                            Average        Income/  Yield/       Average      Income/    Yield/     Average    Income/     Yield/
                            Balance        Expense   Rate        Balance      Expense    Rate       Balance    Expense     Rate
                            -------        -------  -------     -----------  --------- ---------   --------   ----------- --------
Assets:
Earning Assets
   Securities, taxable......      $ 18,304  $  1,243      6.79 %    $ 19,516 $  1,222      6.26 %     $ 12,754      $  824   6.46%
   Securities, nontaxable...         3,718       165      4.44         3,773      168      4.45          1,426          65   4.56
   Loans....................        87,180     8,738     10.02        67,457    6,389      9.47         51,547       5,097   9.89
   Federal funds sold.......         5,614       357      6.36         2,880      141      4.90          7,345         401   5.46
   Nonmarketable equity
   securities...............           705        49      6.95           375       27      7.20            250          16   6.40
                                 ---------  --------               --------- --------                ---------     -------
      Total earning assets..       115,521    10,552      9.13        94,001    7,947      8.45         73,322       6,403   8.73
                                 ---------  --------               ---------                         ---------     -------
Cash and due from banks.....         3,465                             3,086                             1,474
Allowance for loan losses...          (992)                             (943)                             (872)
Premises and equipment......         4,961                             3,803                             4,497
Other assets................         3,312                             2,172                             2,087
                                 ---------                         ---------                         ---------
   Total assets.............   $   126,267                         $ 102,119                         $  80,508
                                 =========                         =========                         =========
Liabilities:
Interest-Bearing Liabilities
   Interest-bearing deposits   $    95,490     5,099      5.34 %  $   78,491    3,461      4.41 %  $    65,312       3,202   4.90%
Other borrowings............        12,673       716      5.65         7,271      343      4.72          1,178          55   4.68
                                 ---------  --------               --------- --------                ---------     -------
   Total interest-bearing
   liabilities..............       108,163     5,815      5.38        85,762    3,804      4.44         66,490       3,257   4.90
                                 ---------  --------             ----------- --------                ---------     -------
Noninterest-bearing deposits         8,308                             7,385                             5,841
Accrued interest and other
liabilities.................         1,046                               824                               407
Stockholders' equity........         8,750                             8,148                             7,770
                                 ---------                         ---------                         ---------
Total liabilities and
 stockholders' equity.......   $   126,267                         $ 102,119                         $ 80,508
                                 =========                         =========                         ========
Net interest spread.........                              3.75 %                           4.01 %                            3.83%
Net interest income.........                 $ 4,737                          $ 4,143                              $ 3,146
                                             =======                          =======                              =======
Net interest margin.........                              4.10 %                           4.40 %                            4.28%

                                                        June 30, 2001                                  June 30, 2000
                                            -------------------------------------------   ------------------------------------------
                                               Average          Income/          Yield/      Average     Income/           Yield/
                                               Balance         Expense            Rate      Balance      Expense           Rate
                                            ------------    ----------------   --------    -----------  ------------      ----------
Assets:
Earning Assets............................
   Securities, taxable....................  $    21,132           $    713        6.80 %       $ 18,885       $ 638    6.79 %
   Securities, nontaxable.................        3,364                 75        4.50            4,093          90    4.42
   Loans..................................       98,840              4,895        9.99           83,534       4,158   10.01
   Federal funds sold.....................       10,313                270        5.28            1,162          45    7.79
   Nonmarketable equity securities........          781                 29        7.49              621          21    6.80
                                              ---------          ---------                    ---------    --------
      Total earning assets................      134,430              5,982        8.97          108,295       4,952    9.20
                                              ---------          ---------                    ---------    --------
Cash and due from banks...................        3,741                                           3,372
Allowance for loan losses.................       (1,042)                                           (963)
Premises and equipment....................        5,525                                           4,715
Other assets..............................        3,124                                           3,572
                                              ---------                                       ---------
   Total assets...........................  $   145,778                                       $ 118,989
                                              =========                                       =========
Liabilities:
Interest-Bearing Liabilities..............
   Interest-bearing deposits..............  $   113,549              3,061        5.44 %    $    88,262       2,237    5.10 %
Other borrowings..........................       12,268                367        6.03           13,374         351    5.28
                                              ---------          ---------                    ---------    --------
   Total interest-bearing liabilities.....      125,817              3,428        5.49          101,636       2,588    5.12
                                              ---------          ---------                    ---------    --------
Noninterest-bearing deposits..............        8,810                                           8,413
Accrued interest and other liabilities....        1,151                                             922
Stockholders' equity......................       10,000                                           8,018
                                              ---------                                       ---------
Total liabilities and stockholders' equity  $   145,778                                    $    118,989
                                              =========                                       =========
Net interest spread.......................                                        3.48 %                               4.07 %
Net interest income.......................                         $ 2,554                                     $ 2,364
                                                                   =======                                     =======
Net interest margin.......................                                        3.83 %                               4.39 %

Rate/Volume Analysis

           Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following tables describe the extent to which changes in interest rates and changes in the volume of earning assets and interest- bearing liabilities have affected our interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

                                                           Analysis of Changes in Net Interest Income
                                                                    (Dollars in thousands)
                                                                         2000 compared to 1999
                                                                      Due to increase (decrease) in

                                               Volume              Rate           Volume/Rate               Total
                                               ------              ----           -----------               -----
Interest income:
      Taxable securities.................$        (76)   $          103       $              (6)    $             21
      Tax-exempt securities...............         (2)               (1)                      -                   (3)
      Loans...............................      1,868               372                     109                2,349
      Federal funds sold..................        134                42                      40                  216
      Nonmarketable equity
      Securities.........................          24                (1)                     (1)                  22
                                          -----------      ------------          --------------         -----------
        Total interest income.............      1,948               515                     142                2,605
                                          -----------      ------------           -------------          -----------
Interest expense:
      Interest-bearing deposits...........        764               712                     162                1,638
      Other borrowings....................        259                67                      47                  373
                                          -----------      ------------           -------------          -----------
        Total interest expense............      1,023               779                     209     $          2,011
                                          -----------      ------------           -------------          -----------
        Net interest income..............$        925    $         (264)      $             (67)    $            594
                                          ===========      ============           =============          ===========

                                                                         1999 compared to 1998
                                                                      Due to increase (decrease) in
                                           Volume                   Rate                  Volume/Rate                   Total
                                         ---------               ---------              ----------------             ------------
Interest income:
      Taxable securities............... $            437       $            (25)      $                (14)    $                398
      Tax-exempt securities............              107                     (2)                        (2)                     103
      Loans............................            1,573                   (215)                       (66)                   1,292
      Federal funds sold...............             (244)                   (41)                        25                     (260)
      Non marketable equity............                8                      2                          1                       11
                                        ----------------       ----------------           ----------------          ---------------
        Total interest income..........            1,881                   (281)                       (56)                   1,544
                                        ----------------       ----------------           ----------------          ---------------
Interest expense:
      Interest bearing deposits........              659                   (342)                       (58)                     259
      Other borrowings.................              286                      -                          2                      288
                                        ----------------       ----------------           ----------------          ---------------
        Total interest expense.........              945                   (342)                       (56)                     547
                                        ----------------       ----------------           ----------------          ---------------
        Net interest income............ $            936       $             61       $                  -     $                997
                                        ================       ================       ====================     ====================

                                                               June 30, 2001 compared to June 30, 2000
                                                                      Due to increase (decrease) in
                                               Volume                   Rate                  Volume/Rate                 Total
                                             ---------               ---------              ----------------           ----------
Interest income:
      Taxable securities............... $             76       $              1       $                 (2)    $                 75
      Tax-exempt securities............              (16)                     2                         (1)                     (15)
      Loans............................              760                    (10)                       (13)                     737
      Federal funds sold...............              353                    (14)                      (114)                     225
      Non marketable equity............                5                      2                          1                        8
                                        ----------------       ----------------           ----------------          ---------------
        Total interest income..........            1,178                    (19)                      (129)                   1,030
                                        ----------------       -----------------          -----------------         ---------------
Interest expense:
      Interest bearing deposits........              704                     70                         50                      824
      Other borrowings.................              (23)                    39                          0                       16
                                        ----------------       ----------------           ----------------          ---------------
        Total interest expense.........              681                    109                         50                      840
                                        ----------------       ----------------           ----------------          ---------------
        Net interest income............ $            497       $           (128)      $               (179)    $                190
                                        ================       =================          ================          ===============

Rate Sensitivity

           Interest rates paid on deposits and borrowed funds and interest rates earned on loans and investments have generally followed the fluctuations in market rates in 2000 and 1999. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on our sensitivity position. A rate-sensitive asset or liability is one that can be repriced either up or down in interest rate within a certain time interval. When a proper balance exists between rate-sensitive assets and rate-sensitive liabilities, market interest rate fluctuations should not have a significant impact on liquidity and earnings. The larger the imbalance, the greater the interest rate risk assumed and the greater the positive or negative impact of interest fluctuations on liquidity and earnings.

           Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of repricing characteristics of interest-earning assets and interest-bearing liabilities and is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The following tables indicate that, on a cumulative basis through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a liability sensitive position at the end of 2000 of $48.2 million. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect. The following tables present our rate sensitivity at each of the time intervals indicated as of the dates indicated and may not be indicative of our rate-sensitivity position at other points in time.

                       Interest Rate Sensitivity Analysis
                             (Dollars in thousands)

                                                       After One                                           Greater
                                                        Through                              Total        Than One
December 31, 2000                   Within One            Three          After Three     Within One       Year or Non
                                        Month            Months            Months           Year         Sensitive          Total
                                   ----------          -----------      ------------     -----------    ------------      --------
Assets
Earning Assets.................
   Loans                               $   29,257     $    3,490        $    9,825     $   42,572    $      48,624      $    91,196
   Securities..................                 -              -                 -              -           20,877           20,877
   Federal funds sold..........            19,870              -                 -         19,870                -           19,870
                                       ----------     ----------        ----------      ---------    -------------        ---------
      Total earning assets.....            49,127          3,490             9,825         62,442           69,501          131,943
                                       ----------     ----------        ----------      ---------    -------------        ---------

Liabilities
Interest-bearing liabilities:
   Interest-bearing deposits
      Demand deposits..........            10,310              -                 -         10,310                -           10,310
      Savings deposits.........            21,994              -                 -         21,994                -           21,994
      Time deposits............             5,793         10,682            61,861         78,336            4,587           82,923
                                       ----------     ----------        ----------      ---------    -------------        ---------
        Total interest bearing
        deposits...............            38,097         10,682            61,861        110,640            4,587          115,227
                                     ------------     ----------        ----------      ---------    -------------        ---------
Federal Home Loan Bank
Advances.......................                 -              -                 -              -            9,600            9,600
                                       ----------     ----------        ----------      ---------    -------------        ---------
   Total interest-bearing
     liabilities...............            38,097         10,682            61,861        110,640           14,187          124,827
                                       ----------     ----------        ----------      ---------    -------------        ---------
Period gap.....................      $     11,030   $     (7,192)     $    (52,036)   $   (48,198)   $      55,314
                                     ============   =============     =============   ============ ===============
Cumulative gap.................      $     11,030   $      3,838      $    (48,198)   $   (48,198)   $       7,116
                                     ============   ============      =============   ============ ===============
Ratio of cumulative gap to
Total earning assets...........              8.36%          2.91 %          (36.53%)      (36.53%)            5.39 %



                                                    After One                                          Greater
                                                     Through                           Total          Than One
                                  Within One          Three         After Three     Within One       Year or Non
December 31, 1999                    Month           Months           Months           Year           Sensitive            Total
                                 ------------   -------------    -------------- ---------------   ---------------      ----------

Assets
Earning Assets:................
   Loans                         $    17,721     $     2,533     $      8,032       $    28,286    $     47,499     $     75,785
   Securities..................           --             225              541               766          23,126           23,892
   Federal funds sold..........        2,190              --               --             2,190              --            2,190
                                    ---------       ---------       -----------        --------       -----------      ----------
      Total earning assets.....       19,911           2,758            8,573            31,242          70,625          101,867
                                    ---------       ---------       -----------        --------       -----------      ----------

Liabilities
Interest-bearing liabilities:
   Interest-bearing deposits
      Demand deposits..........        8,238              --               --             8,238              --            8,236
      Savings deposits.........       18,832              --               --            18,832              --           18,832
      Time deposits............        4,934          10,371           39,651            54,956           4,805           59,761
                                    ---------       ---------       -----------        --------       -----------      ----------
        Total interest-
        bearing deposits.......       32,004          10,371           39,651            82,026           4,805           86,831
                                    ---------       ---------       -----------        --------       -----------      ----------
Federal Home Loan Bank
Advances.......................        5,000              --               --             5,000           5,000           10,000
   Total interest-
   bearing liabilities.........       37,004          10,371           39,651            87,026           9,805           96,831
                                    ---------       ---------       -----------        --------       -----------      ----------
Period gap.....................  $   (17,093)   $     (7,613)    $    (31,078)         (55,784)    $     60,820
Cumulative gap.................  $   (17,093)   $    (24,706)    $    (55,784)         (55,784)    $      5,036
Ratio of cumulative gap to
Total earning assets...........       (16.78%)        (24.25%)         (54.76%)        (54.76%)            4.94%



                                                   After One                                           Greater
                                                    Through                            Total           Than One
                                  Within One         Three         After Three      Within One       Year or Non
June 30, 2001                        Month          Months           Months            Year           Sensitive          Total
                                 ------------   -------------    ----------------- ---------------  ------------    -------------

Assets
Earning Assets:................
   Loans                         $  41,101     $      3,010      $   12,474          $    56,585          $ 51,321     $  107,906
   Securities..................      3,340               --           6,000                9,340            12,049         21,389
   Federal funds sold..........      2,961               --              --                2,961                --          2,961
                                  ---------     ------------    ------------         ------------       -----------    ----------
      Total earning assets.....     47,402            3,010          18,474               68,886            63,370        132,256
                                  ---------     ------------    ------------         ------------       -----------    ----------

Liabilities
Interest-bearing liabilities:
   Interest-bearing deposits
      Demand deposits..........     10,271               --              --               10,271                --         10,271
      Savings deposits.........     20,824               --              --               20,824                --         20,824
      Time deposits............      8,983            7,833          48,365               65,181            17,273         82,454
                                  ---------     ------------    ------------         ------------       -----------    ----------
        Total interest- bearing
        deposits...............     40,078            7,833          48,365               96,276            17,273        113,549
                                  ---------     ------------    ------------         ------------       -----------    ----------
Federal Home Loan Bank                  --               --              --                   --            14,600         14,600
Advances.......................
        Total interest-
        bearing liabilities....     40,078            7,833          48,365               96,276            31,873        128,149
                                  ---------     ------------    ------------         ------------       -----------    ----------
Period gap.....................  $   7,324     $     (4,823)     $  (29,891)         $   (27,390)         $ 31,497
Cumulative gap.................  $   7,324     $     (2,501)     $  (27,390)         $   (27,390)         $  4,107
Ratio of cumulative gap to
Total earning assets...........       5.54%            1.89%         (20.71%)             (20.71%)            3.11%


Provision For Loan Losses

           The provision for loan losses is charged to earnings based upon our evaluation of specific loans in our portfolio and general economic conditions and trends in the marketplace. The 2000, 1999, and 1998 provisions for loan losses and their related effect of increasing the allowance for loan losses are related to growth in the loan portfolio. Please refer to the section "Loan Portfolio" for a discussion of our evaluation of the adequacy of the allowances for loan losses. In 2000, 1999, and 1998, the provisions for loan losses were $271,000, $190,000, and $100,000, respectively.

           For the six months ended June 30, 2001, the provision charged to expense was $150,000 compared to $126,000 for the six months ended June 30, 2000. For the quarter ended June 30, 2001, the provision charged to expense was $80,000 as compared to the $65,000 provision for the quarter ended June 30, 2000.

Other Income

           Other income was $1.2 million for the year ended December 31, 2000, an increase of $396,000, or 50.0%, when compared with the year ended December 31, 1999. The majority of the increase was because of a $215,000 gain on the sale of land in North Myrtle Beach. Also, service charges on deposit accounts increased $151,000 as a result of the growth in the number of deposit accounts generated by the new branches.

           Other income was $792,000 for the year ended December 31, 1999, an increase of $126,000, or 18.9%, when compared with the year ended December 31, 1998. The majority of the increase was in service charges on deposit accounts which increased by $105,000 as a result of the growth in the number of deposit accounts generated by the new branches. Insurance commissions were also substantially higher, increasing $32,000, or 27.1%, to $150,000 from $118,000 for the year ended December 31, 1998.

           Noninterest income during the six months ended June 30, 2001 was $602,000, an increase of $153,000, or 34.1%, from the comparable period in 2000. The increase is primarily a result of an increase in service charges on deposit accounts from $321,000 at June 30, 2000 to $411,000 at June 30, 2001, which increase corresponds to an increase in deposit accounts to $123.2 million at June 30, 2001 as compared to $102.2 million at June 30, 2000. For the quarter ended June 30, 2001, noninterest income increased $77,000, or 31.43%, over the same period in 2000. This increase is primarily due to service charges on deposit accounts, which increased $36,000, or 20.45%, from the quarter ended June 30, 2000 to the quarter ended June 30, 2001.

Other Expenses

           All categories of other expenses increased during 2000 due to our growth. Salaries and employee benefits increased $529,000, or 30.8%, due to an increase in staffing and normal salary increases among existing employees. Net occupancy and furniture and equipment expense also increased due mainly to an increase in depreciation expense, insurance, and real estate taxes resulting from the opening of the new operations center and the purchase of a new bank building in Homewood. Other operating expenses were $1.0 million for the year ended December 31, 2000 compared to $912,000 for the year ended December 31, 1999.

        All categories of other expenses increased during 1999 due to our growth. Salaries and employee benefits increased $155,000, or 9.9%, due to an increase in staffing and normal salary increases among existing employees. Net occupancy and furniture and equipment expense also increased due mainly to an increase in depreciation expense, insurance, and real estate taxes resulting from the purchase of a new bank building in North Myrtle Beach. Other operating expenses were $912,000 for the year ended December 31, 1999 compared to $857,000 for the year ended December 31, 1998. The increase of $55,000 is primarily attributable to the expenses associated with the formation of the holding company.

           Total noninterest expense for the six months ended June 30, 2001 was $2.5 million, an increase of $490,000, or 24.9%, from $2.0 million for the six months ended June 30, 2000. The primary reason for the increase in noninterest expense over the two periods was salaries and employee benefits, which increased $326,000, or 30.8%, over the same period in 2000. This increase was largely the result of the opening of the Socastee and Homewood branches. For the quarter ended June 30, 2001, noninterest expense increased $256,000, or 25.1%, over the same period in 2000. The primary component of the increase between the quarter ended June 30, 2001 and the quarter ended June 30, 2000 was in salaries and benefits, which increased $168,000, or 30.9%.

Income Taxes

        Our income tax expense for 2000 was $548,000, an increase of $24,000 from the 1999 expense of $524,000. The increase in the expense results primarily from increased income before taxes. Our effective tax rates for the years ended December 31, 2000 and 1999 were 34.6% and 34.5%, respectively.

        Our income tax expense for 1998 was $272,000 and our effective rate for 1998 was 34.7%. The increase in the expense from 1998 to 1999 resulted primarily from increased income before taxes.

        The income tax provision for the six months ended June 30, 2001 was $189,000 as compared to $259,000 for the same period in 2000. The effective tax rates were 34.7% and 36.2% at June 30, 2001and 2000, respectively. The effective tax rates were 34.7% and 37.4% for the quarter ended June 30, 2001 and June 30, 2000, respectively.

Liquidity

           Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. We manage both assets and liabilities to achieve appropriate levels of liquidity. Cash and federal funds sold are our primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans. The investment securities portfolio is our principal source of secondary asset liquidity. However, the availability of this source of funds is influenced by market conditions. Individual and commercial deposits are our primary source of funds for credit activities. Although not historically used as principal sources of liquidity, federal funds purchased from correspondent banks and advances from the Federal Home Loan Bank are other options available to us. We also have $17 million of unused lines of credit to purchase federal funds as of December 31, 2000. We believe that our liquidity sources are adequate to meet our operating needs.

           The level of liquidity is measured by the loans-to-total borrowed funds ratio, which was at 78.4% at June 30, 2001 and 68.6% at December 31, 2000.

           Securities available-for-sale, which totaled $21.4 million at June 30, 2001, serve as a ready source of liquidity. We also have lines of credit available with correspondent banks to purchase federal funds for periods from one to seven days. At June 30, 2001, unused lines of credit totaled $13,281,900.

           The expansion of our market area has contributed to an increase in both loans and deposits. These increases did not significantly affect the loans to deposits ratio. The ratio of total loans to total deposits was 74.0% at the end of 2000 compared with 79.9% at the end of 1999.

Impact Of Inflation And Changing Prices

           The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

           While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other unless we are in a highly liability-sensitive position. Also, general increases in the price of goods and services will result in increased operating expenses.

Capital Resources

           We use several indicators to measure our capital strength. The most commonly used measure is average common equity to average assets which was 6.93% in 2000 compared to 7.98% in 1999. The change from 1999 was negatively affected by the growth in assets outpacing the increase in equity from 2000 net income despite the increase in equity attributable to the decrease in the fair market value of available-for-sale securities.

           Total shareholders' equity increased by $539,000, or 5.5%, from $9.8 million at December 31, 2000 to $10.3 million at June 30, 2001. This increase is primarily attributable to net income of $356,000 and net unrealized gain on available-for-sale securities of $198,000. In addition, we declared a five percent stock dividend in February 2001, which was paid on March 15, 2001, which resulted in a charge of $15,000 to retained earnings for cash paid for fractional shares.

           We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

           Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

           We are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

           As of December 31, 2000, the most recent notifications from the bank's primary regulator categorized the bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that we believe have changed the bank's category. As set forth in the following tables, we exceeded the risk-based and leverage ratios that we are required to maintain in both the company and the bank as of the dates shown.


                               Regulatory Capital
                             (Dollars in thousands)

                                                            ---------------------------------------------------------------
                                                                                     December 31,
                                                            ---------------------------------------------------------------

                                                                           2000                               1999
                                                            ------------------------------     ----------------------------

The Company
   Tier 1 capital.........................................       $         9,781                   $            9,499
   Tier 2 capital.........................................                 1,018                   $              922
                                                                 ---------------                    -----------------
      Total qualifying capital............................       $        10,799                   $           10,421
                                                                  ==============                    =================

Risk-adjusted total assets................................
   (including off-balance-sheet exposures)................       $       102,494                   $           83,628
                                                                  ==============                    =================

Tier 1 risk-based capital ratio...........................                  9.54%                              11.36%
Total risk-based capital ration...........................                 10.54%                              12.46%
Tier 1 leverage ratio.....................................                  7.11%                               8.69%

                                                                                     December 31,
                                                            ---------------------------------------------------------------
                                                                        2000                              1999
                                                            ------------------------------     ----------------------------
The Bank
   Tier 1 capital.........................................       $         9,736                   $            9,476
   Tier 2 capital.........................................                 1,018                   $              922
                                                                 ---------------                    -----------------
      Total qualifying capital............................       $        10,754                   $           10,398
                                                                  ==============                    =================

Risk-adjusted total assets................................
   (including off-balance-sheet exposures)................       $       102,453                   $           83,611
                                                                  ==============                    =================

Tier 1 risk-based capital ratio...........................                  9.50%                               11.33%
Total risk-based capital ratio............................                 10.50%                               12.44%
Tier 1 leverage ratio.....................................                  7.08%                                8.67%


Investment Portfolio

           We classify investment securities as either held-to-maturity or available-for-sale based on our intentions and our ability to hold them until maturity. In determining such classifications, securities that we have the positive intent and ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As of December 31, 2000 and 1999, all securities were classified as available-for-sale.

           Investment securities increased by $512,000, or 2.45%, from $20.9 million at December 31, 2000 to $21.4 million at June 30, 2001.

           The following tables summarize the carrying value of investment securities as of the indicated dates and the weighted-average yields of those securities at December 31, 2000 and 1999.

                     Carrying Value of Investment Securities
                             (Dollars in thousands)


                                                             ---------------------------------------------------------------
                                                                                      December 31,
                                                             ---------------------------------------------------------------
                                                                         2000                              1999
                                                             ------------------------------     ----------------------------

Securities of U.S. Government Agencies and Corporations.....               14,304                   $           14,593
Obligations of state and local governments..................                3,375                                4,166
Mortgage-backed securities..................................                3,198                                5,133
Nonmarketable equity securities.............................                  790                                  560
                                                                  ---------------                    -----------------

   Total Securities.........................................      $        21,667                   $           24,452
                                                                  ===============                    =================



                Investment Securities Portfolio Maturity Schedule
                             (Dollars in thousands)

December 31, 2000                                                                Available-for-Sale
                                                                  Carrying
                                                                  Amount                           Yield   (1)
                                                                -----------                       ------------

Securities of U.S. Government agencies and corporations due:
   After one year but within five years....................... $          5,082                    6.35  %
   After five years but within ten years......................            7,293                    6.54
   After ten years............................................            1,929                    6.77
                                                                ---------------
                                                                         14,304                    6.51
                                                                ---------------
Obligations of states and local governments due:
   After one year but within five years.......................              729                    5.78
   After five years but within ten years......................            1,688                    6.21
   After ten years............................................              958                    6.90
                                                                ---------------
                                                                          3,375                    6.31
                                                                ---------------

Mortgage-backed securities....................................            3,198                    6.27  %
                                                                ---------------
Total                                                          $         20,877                    6.44  %
                                                                ===============

(1) For tax-exempt securities, the tax equivalent yield has been calculated using an incremental rate of 34%.




December 31, 1999                                                              Available-for-Sale
                                                                Carrying
                                                                 Amount                           Yield (1)
                                                                ---------                         ---------

Securities of U.S. Government agencies and corporations due:
   After one year but within five years......................  $      4,695                       6.32%
   After five years but within ten years.....................         8,052                       6.50
   After ten years...........................................         1,846                       6.77
                                                               ------------
                                                                     14,593                       6.48
                                                               ------------
Obligations of states and local governments due:
   Within one year                                                      222                       5.92%
   After one year but within five years......................         1,081                       6.46
   After five years but within ten years.....................           847                       3.59
   After ten years...........................................         2,016                       6.63
                                                               ------------
                                                                      4,166                       5.61

Mortgage-backed securities...................................         5,133                       6.13%
                                                               ------------
Total                                                          $     23,892                       6.25%
                                                               ============

(1) For tax-exempt securities, the tax equivalent yield has been calculated using an incremental rate of 34%.

Loan Portfolio

           We believe that our loan portfolio is adequately diversified. There are no foreign loans and there are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries.

           We have experienced continued growth of our loan portfolio throughout 2000 and 1999, resulting in an increase of $15.5 million and $19.9 million, respectively. We have concentrated on maintaining quality in the loan portfolio. The loan-to-deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan-to-deposit ratio is indicative of higher interest income since loans yield a higher return than other interest-earning assets. We intend to deploy available funds to loans in order to maximize earnings and achieve its targeted ratio of loans to deposits; however, there can be no assurance that we will be able to execute our strategy or that loan demand will continue to support growth.

           Net loans increased $16.7 million, or 18.5%, during the six month period ended June 30, 2001. Loan demand in general continued to increase in our market areas in the first half of 2001. As expected during this time of year, agricultural loans increased $7.1 million, or 130%, from December 31, 2000.

                           Loan Portfolio Composition
                             (Dollars in thousands)

                                            June 30,                            December 31,
                                              2001          %        2000           %              1999          %
                                           --------------------   ---------------------------------------------------


Real estate - construction
and land development......................  $ 7,149       6.61%     $    5,122        5.61%            3,983     5.25%
Real estate - other........................  34,364      31.78%         32,178       35.23%           26,601    35.08%
Agricultural...............................  12,500      11.56%          5,427        5.94%            5,961     7.86%
Commercial and industrial..................  35,400      32.74%         30,451       33.34%           22,796    30.06%
Consumer...................................  17,672      16.34%         17,482       19.14%           16,193    21.35%
All other loans (including overdrafts).....   1,039       0.97%            669        0.74%              305     0.40%


Total gross loans......................... $108,124     100.00%     $   91,329      100.00%      $    75,839   100.00%
                                            =======                 ==========                   ===========

Credit Risk Management

        Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves the processes of loan underwriting and loan administration. We manage credit risk through a strategy of making loans within our primary marketplace and within our limits of expertise. Although we seek to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Horry and Marion Counties in South Carolina and Columbus County in North Carolina. Additionally, since we consider real estate as the most desirable nonmonetary collateral, a significant portion of our loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, we do not consider the value of real estate as the primary source of repayment for performing loans. We also seek to limit total exposure to individual and affiliated borrowers. We manage risks specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

        Our loan officers and loan administration staff are charged with monitoring our loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in our loan portfolio, we utilize several credit risk identification and monitoring processes. We assess credit risk initially through the assignment of a risk grade to each loan based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of any collateral.

        We adjust credit grading during the life of the loan to reflect economic and individual changes having an impact on the borrowers' ability to honor the terms of their commitments. We use the risk grades as a tool for identifying known and inherent losses in the loan portfolio and for determining the adequacy of the allowance for loan losses.

        The following table summarizes the loan maturity distribution, by type, and related interest rate characteristics for the dates indicated:

       Loan Maturity Schedule and Sensitivity to Changes in Interest Rates
                             (Dollars in thousands)

                                                                 Over One Year Though
December 31, 2000                           One Year or                 Five                   Over Five
                                               Less                     Years                   Years                    Total
                                            -----------          ---------------------         ---------                 -----

Real estate - construction  and land
development....................       $          3,819         $           1,290        $              13         $            5,122
Real estate - other............                  7,317                    21,963                    2,898                     32,178
Agricultural...................                  3,256                     1,760                      411                      5,427
Commercial and industrial                       12,463                    16,623                    1,365                     30,451
Consumer.......................                  4,991                    12,029                      462                     17,482
All other loans (including
overdrafts)....................                    446                       135                       88                        669
                                          ------------             -------------            -------------              -------------
                                      $         32,292         $          53,800        $           5,237         $           91,329
                                      ================         =================        =================         ==================

Loans maturing after one year with:
Fixed interest rates...........                                                                                   $           48,757
Floating interest rates........                                                                                               10,280
                                                                                                                       -------------
                                                                                                                  $           59,037
                                                                                                                  ==================

                                       28



                                                                Over One Year Though
December 31, 1999                           One Year or                 Five                   Over Five
                                               Less                     Years                   Years                    Total
                                          -----------------    ----------------------      ----------------       ------------------

Real estate - construction  and land
development....................       $          1,925         $           2,023        $              35         $            3,983
Real estate - other............                  4,215                    18,670                    3,716                     26,601
Agricultural...................                  3,479                     2,050                      432                      5,961
Commercial and industrial                        6,534                    15,550                      712                     22,796
Consumer.......................                  4,194                    11,420                      579                     16,193
All    other    loans     (including
overdrafts)....................                    167                        13                      125                        305
                                          ------------             -------------            -------------              -------------
                                      $         20,514         $          49,726        $           5,599         $           75,839
                                      ================         =================        =================         ==================

Loans maturing after one year with:
Fixed interest rates...........                                                                                   $           47,499
Floating interest rates........                                                                                                7,826
                                                                                                                       -------------
                                                                                                                  $           55,325
                                                                                                                  ==================

Risk Elements

           Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based on the present value of the expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

           Loans on our problem loan watch list are considered potentially impaired loans. We evaluate these loans in determining whether all outstanding principal and interest are expected to be collected. We do not consider loans to be impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

           As of December 31, 2000 and 1999, we had nonaccrual loans of approximately $133,000 and $54,000, respectively, and loans that were past due 90 days or more and still accruing interest of approximately $804,000 and $16,000, respectively, for which impairment had not been recognized. The additional interest income, which would have been recognized into earnings if our nonaccrual loans had been current in accordance with their original terms, is immaterial for all years presented. We considered the amount of both nonaccrual loans and loans past due 90 days or more in computing the allowance for loan losses.


                         Summary of Loan Loss Experience
                             (Dollars in thousands)

                                                                                                      December 31
                                                                                  -----------------------------------------------
                                                               June 30, 2001               2000                      1999
                                                          ---------------------   --------------------       ---------------------
Total loans outstanding at end                            $         108,124         $         91,319         $         75,793
of period, net of unearned income.......................   ================          ===============             ============


Average loans outstanding, net
 of unearned income.....................................  $          98,840         $         87,180         $         67,457
                                                           ================          ===============             ============
Balance of allowance for loan losses
 at beginning of period.................................  $           1,019         $            922         $            880
Loan losses:
   Real estate..........................................                  -                        3                        -
   Commercial...........................................                 29                      125                      126
   Consumer and credit card.............................                 64                       62                       36
                                                             --------------            -------------             ------------
   Total loan losses....................................                 93                      190                      162
Recoveries of loans previously charged-off..............                 10                       16                       14
                                                             --------------            -------------             ------------
   Net charge-offs......................................                 83                      174                      148
                                                             --------------            -------------             ------------
Provisions charged to operations........................                150                      271                      190
                                                             --------------            -------------             ------------
Balance of allowance for loan losses at end of period...
                                                          $           1,086         $          1,019         $            922
                                                             --------------            -------------             ------------
Ratios:
Net charge-offs to average loans outstanding............              0.08%                    0.20%                    0.22%
Net charge-offs to loans at end of period...............              0.08%                    0.19%                    0.20%
Allowance for loan losses to average loans..............              1.10%                    1.17%                    1.37%
Allowance for loan losses to loans at end of period.....              1.00%                    1.12%                    1.22%
Net charge-offs to allowance for loan losses............              7.64%                   17.08%                   16.05%
Net charge-offs to provisions for loan losses...........             55.33%                   64.21%                   77.89%

           We do not allocate specific percentages of our allowance for loan losses to the various categories of loans but evaluate the adequacy on an overall portfolio basis utilizing our credit risk grading system.

           We regularly monitor past due and classified loans. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. Based on our judgments, evaluation, and analysis of the loan portfolio, we consider the allowances for loan losses adequate.

Average Daily Deposits

           The following tables summarize our average daily deposits at the dates indicated. These totals include certificates of deposit $100,000 and over which at December 31, 2000 totaled $26.4 million. Of this total, scheduled maturities within three months were $6.4 million; within three to six months $10.9 million; within six to twelve months $8.0 million; and $1.1 million maturing thereafter.

           At June 30, 2001, total deposits decreased by $268,000, or .22%, from December 31, 2000. Expressed in percentages, noninterest-bearing deposits increased 22.0% and interest-bearing deposits decreased 1.81%.

                                                                  Deposits
                                                           (Dollars in thousands)

                                                           December 31, 2000                     December 31, 1999
                                                           -----------------                     -----------------
                                                     Average         Average Rate         Average             Average Rate
                                                     Amount              Paid             Amount                 Paid
                                                     ------          -----------

Noninterest-bearing demand
deposits..................................    $         8,308              -- %         $          7,385             --  %
Interest-bearing demand deposits..........             10,078            1.28                      8,496           1.02
Money market savings account..............             18,392            5.55                     14,517           4.37
Other savings account.....................              2,281            2.50                      2,145           2.19
Certificates of deposits..................             64,739            5.95                     53,333           5.05
                                              ---------------                           ----------------
Total deposits............................    $       103,798                           $         85,876
                                              ===============                           ================


                                                          June 30, 2001

                                                  Average         Average Rate
                                                  Amount              Paid
Noninterest-bearing demand................    $      8,810                  -- %
Interest-bearing transaction documents....          10,271                1.20
Money market savings account..............          18,378                4.35
Other savings account.....................           2,446                2.06
Certificates of deposits..................          82,454                6.31
                                                ----------
Total deposits............................    $    122,359
                                               ===========


Return On Equity And Assets

           The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average equity divided by average total assets) for the periods indicated. Since our inception, we have not paid cash dividends.

                                                  2000               1999
                                             ---------------     -----------
Return on average assets.....................      0.82  %           0.97  %
Return on average equity.....................     11.85  %          12.20  %
Equity to assets ratio.......................      6.93  %           7.98  %

Accounting, Financial Reporting And Regulatory Issues

           In June 1998, the FASB issued Statement (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The accounting for changes in the fair value of a derivative depends on how the derivative is used and how the derivative is designated. We adopted SFAS No. 133 on July 1, 2000. The adoption of SFAS No. 133 did not have a material impact on the consolidated financial statements.

           From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect us.

                                    BUSINESS

General Overview

           HCSB Financial Corporation was incorporated as a South Carolina corporation on June 10, 1999 to serve as the holding company for Horry County State Bank. The bank commenced operations on January 4, 1988. The bank is a state-chartered commercial bank operating from eight offices located in Horry County and servicing Horry County in South Carolina and Columbus County in North Carolina. We have added five of our eight offices after 1996. As a result of this expansion, we have grown from approximately $49.4 million in total assets, $35.6 million in loans, $42.9 million in deposits, and $5.5 million in shareholders' equity at December 31, 1996, to approximately $148.9 million in total assets, $108.1 million in loans, $123.2 million in deposits, and $10.3 million in shareholders' equity at June 30, 2001. We offer a full range of deposit services for individuals and businesses. Deposit products include checking accounts, savings accounts, certificates of deposit, money market accounts, and IRAs.

Operating and Growth Strategy

           Our goal is to be the leading community bank in our market area. We intend to achieve this goal chiefly by providing personalized service to our customers. Other strategies that we will use to support our goal are hiring, developing, and retaining high caliber and motivated employees, focusing each of our branches on the unique needs and cultures of the community in which it is located, maintaining high asset quality, increasing asset size through internal growth and branch expansion, and offering our customers a breadth of products competitive with those offered by much larger institutions. These goals are intended to build long-term shareholder value.

           o Personalized Service. We view banking as a service industry in which personal relationships can provide a competitive advantage. This paradigm is captured in our marketing tagline "It's the little things that make a little bank . . . BIG!" We strive to be "BIG" (important) to our customers by doing "little" things like identifying our customers' needs and promoting products to satisfy them, knowing our customers by name, and providing our products with superior levels of quality and service. We seek customers who prefer to conduct business with a locally owned and managed bank that demonstrates an active interest in their business and personal financial affairs. We believe that by consistently providing high levels of service to customers who value that service, we develop and strengthen relationships that provide a competitive advantage.

           o Motivated Employees. We believe that the key to our success lies with our employees, because it is through our employees that we are able to provide our customers with the high level of service and attention that they expect and deserve. To this end, we hire people who are familiar with their community and are committed to providing a superior level of banking service to our customers. By selecting only knowledgeable and committed employees, we believe we can provide an unsurpassed level of customer service and satisfaction. We strive to develop, sustain the motivation of, and retain our employees through training, personal attention, recognition, and competitive compensation. We encourage and equip each employee to focus on the individual needs of our customers and to deliver the specific products and services that will best help these customers achieve their financial goals.

           o Community Focus. We approach banking with a community focus, particularly at the branch level. We operate each branch as an independent business unit and encourage our branch managers to promote those products that best meet the need of their customer base. This strategy enables our branches to serve diverse populations and economies effectively. We support our branches by supporting the economic development of our communities and by encouraging our employees to be active in community affairs. We have located our existing offices, and plan to locate proposed offices, in communities in which we believe we can develop strong relationships. We favor growth areas and areas in which there are opportunities to differentiate ourselves by providing customers with superior service.

           o High Asset Quality. We place a great deal of emphasis on maintaining high asset quality and believe that the outstanding asset quality experienced to date is principally due to the closeness of our lenders, senior officers, and directors to our customers and their significant knowledge of the communities in which they reside. Since December 31, 1996 through June 30, 2001, we have had an average net charge- off ratio of 0.20%. We intend to continue to emphasize high asset quality.

           o Internal Growth, Branch Expansion. We have grown significantly since December 31, 1996. We intend to use the proceeds of this offering to support our continued growth, including funding additional loans, the opening two additional branch offices in our South Carolina service area, establishing a new bank in our North Carolina service area, or some combination thereof during the next 18 to 24 months. Although growth through branch expansion is generally less expensive than growth by opening a new bank, North Carolina and federal law prohibits us from establishing branches in North Carolina. Therefore, in order to grow by enhancing our presence in North Carolina, we will need to acquire an existing North Carolina bank or to open a new bank. Because we have found no suitable acquisition candidates and because we believe we can provide better service to our North Carolina customers through a new bank, we intend to form a North Carolina bank. Following the offering, we will continue to focus on acquiring market share, particularly from large Southeastern regional bank holding companies, by emphasizing our local management and decision-making and personal services.

           o Broad Range of Products and Services. We strive to provide our customers with the breadth of products and services comparable to a regional bank, while maintaining the quick response and personal service of a locally owned and managed bank. In ddition to offering a full range of deposit services and commercial and personal loans, we offer products such as mortgage loan originations, accounts receivable financing, and investment products and brokerage services through a third party arrangement.

Marketing Strategy

           Most of the banks in Horry County in South Carolina and Brunswick and Columbus counties in North Carolina are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and Horry County in South Carolina and Brunswick and Columbus counties in North Carolina, we believe that there is a void in the community banking market in Brunswick and Columbus counties in North Carolina which we can successfully fill by forming a new bank. We also believe that the Horry County market will continue to grow, particularly along the Atlantic coast. We intend to continue to expand our branch network to take advantage of opportunities caused by this growth. We generally do not attempt to compete for the banking relationships of large corporations, but concentrate our efforts on small- to medium-sized businesses and on individuals.

Banking Services

           We offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market area at rates competitive to those offered in our market area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (generally, $100,000 per depositor, subject to aggregation rules). We solicit these accounts from individuals, businesses, associations and organizations, and governmental authorities.

Lending Activities

           General. We emphasize a range of lending services, including real estate, commercial, agricultural and consumer loans, to individuals and small to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in our market area. The characteristics of our loan portfolio and our underwriting procedures, collateral types, risks, approval process and lending limits are discussed below. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Provision for Loan Losses" on page 22 and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Loan Portfolio on page 27.

            Real Estate Loans. The primary component of our loan portfolio is real estate mortgage loans, which make up approximately 31.78% of our loan portfolio. These loans are secured generally by first or second mortgages on residential or commercial property. These loans consist of commercial real estate loans, construction and development loans, and residential real estate loans (but exclude home equity loans, which are classified as consumer loans).

           Commercial Loans. Approximately 32.74%of our loan portfolio consists of commercial loans. Commercial loans consist of secured and unsecured loans, lines of credit, and working capital loans. We make these loans to various types of businesses. Included in this category are loans to purchase equipment, finance accounts receivable or inventory, and loans made for working capital purposes.

           Consumer Loans. Consumer loans make up approximately 17.30% of our loan portfolio. These are loans made to individuals for personal and household purposes, such as secured and unsecured installment and term loans, home equity loans and lines of credit, and revolving lines of credit such as overdraft protection. Automobiles and small recreational vehicles are pledged as security for their purchase.

           Agricultural Loans. Approximately 11.56% of our loan portfolio consists of agricultural loans. These are loans made to individuals and businesses for agricultural purposes, including loans to finance crop production and livestock operating expenses, to purchase farm equipment, and to store crops. These loans are secured generally by liens on growing crops and farm equipment. Also included in this category are loans to agri-businesses, which are substantially similar to commercial loans, as discussed above.

           Construction and Development Loans. The remaining 6.61% of our loan portfolio is composed of consumer and commercial real estate construction and commercial development loans. These loans are secured by the real estate for which construction is planned and, in many cases, by supplementary collateral.

           Underwriting Procedures, Collateral, and Risk. We use our established credit policies and procedures when underwriting each type of loan. Although there are minor variances in the characteristics and criteria for each loan type, which may require additional underwriting procedures, we generally evaluate borrowers using the following defined criteria:

      o Character - we evaluate whether the borrower has sound character and integrity by examining the borrower's history.
      o Capital - we evaluate the borrower's overall financial strength, as well as the equity investment in the asset being financed.
      o Collateral - we evaluate whether the collateral is adequate from the standpoint of quality, marketability, value and income potential.
      o Capacity - we evaluate the borrower's ability to service the debt.
      o Conditions - we underwrite the credit in light of the effects of external factors, such as economic conditions and industry trends.

           It is our practice to obtain collateral for most loans to help mitigate the risk associated with lending. We generally limit our loan-to-value ratio to 80%. For example, we obtain a security interest in real estate for loans secured by real estate, including construction and development loans, and other commercial loans. For commercial loans, we typically obtain security interests in equipment and other company assets. For agricultural loans, we typically obtain a security interest in growing crops, farm equipment, or real estate. For consumer loans used to purchase vehicles, we obtain appropriate title documentation. For secured loans that are not associated with real estate, or for which the mortgaged real estate does not provide an acceptable loan-to-value ratio, we typically obtain other available collateral such as stocks or savings accounts.

            Each type of loan carries a credit risk, simply defined as the potential that the borrower will not be willing or able to repay the debt. While real estate loans have various risks common to all types of loans, certain types of real estate loans have specific risk characteristics that vary according to the collateral type securing the loan and the terms and repayment sources for the loan. Real estate loans are all sensitive to fluctuations in the value of the real estate securing the loan. In addition, commercial real estate loans have risk that the primary source of repayment will be insufficient to service the debt. Construction and development real estate loans generally carry a higher degree of risk than long term financing of existing properties. These projects are usually dependent on the completion of the project on schedule and within cost estimates and on the timely sale of the property. Inferior or improper construction techniques, changes in economic conditions during the construction and marketing period, and rising interest rates which may slow the sale of the property are all risks unique to this type of loan. Residential mortgage loans, in contrast to commercial real estate loans, generally have longer terms and may have fixed or adjustable interest rates. Commercial loans primarily have risk that the primary source of repayment will be insufficient to service the debt. Often this occurs as the result of changes in local economic conditions or in the industry in which the borrower operates which impact cash flow or collateral value. Consumer loans, other than home equity loan products, are generally considered to have more risk than loans to individuals secured by first or second mortgages on real estate due to dependence on the borrowers employment status as the sole source of repayment. Agricultural loans carry the risk of crop failure, which adversely impacts both the borrower's ability to repay the loan and the value of the collateral. By following defined underwriting criteria as noted above, we can help to reduce these risks. Additionally we help to reduce the risk that the underlying collateral may not be sufficient to pay the outstanding balance by using appraisals or taking other steps to determine that the value of the collateral is adequate, and lending amounts based upon lower loan-to-value ratios. We control risks by reducing concentration of our loan portfolio in any one type of loan.

           Loan Approval and Review. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request is considered by an officer with a higher lending limit. Any loan in excess of this lending limit is approved by the directors' loan committee. We do not make any loans to any of our directors or executive officers unless the loan is approved by a three-fourth's vote of the board of directors of the bank and is made on terms not more favorable to such person than would be available to a person not affiliated with us. Aggregate credit in excess of 10% of the bank's aggregate capital, surplus, retained earnings, and reserve for loan losses must be approved by a three-fourth's vote of our bank's board of directors.

           Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply to certain loan types or borrowers, in general we are subject to a loan-to-one-borrower limit. These limits increase or decrease as our capital increases or decreases. Unless we sell participations in loans to other financial institutions, we are not able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

Other Banking and Related Services

           Other bank services which are in place or planned include cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We are associated with a shared network of automated teller machines that may be used by our customers throughout South Carolina and other regions. One of our non-executive officers is a registered representative of UVEST and effects transactions in securities and other non-deposit investment products. We also offer MasterCard and VISA credit card services through a correspondent bank as an agent for the bank. We continue to seek and evaluate opportunities to offer additional financial services to our customers.

Location and Service Area

           We engage in a general commercial and retail banking business, emphasizing the needs of small- to medium-sized businesses, professional concerns, farmers, and individuals. Our primary service area presently encompasses the northern portion of Horry County, South Carolina, the Conway area and the Socastee area of Myrtle Beach, South Carolina as well as the southern portion of Columbus County, North Carolina, most notably including the Town of Tabor City and surrounding areas. We have offices located in the following South Carolina communities: Conway, Green Sea, Little River, Loris, and Myrtle Beach.

           We intend to continue to expand in Horry County because we believe that its economy will continue to grow and provide us with a favorable business climate. Horry County is located on the Atlantic coast of the state of South Carolina. Loris, South Carolina is located within Horry County. According to the 1999 Myrtle Beach Area Statistical

Abstract, Horry County had an estimated population of 174,762. By 2010, Horry County's projected population will be 225,800. Horry County's per capita income rose 16.4% from $19,830 in 1995 to $23,088 in 1998, while median family income rose 14.8% from $32,500 to $37,300 for the same period. The principal component of the economy of Horry County is vacation, sport, and entertainment tourism, with vital agricultural, small business, professional services, and industrial sectors. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand, which largely consists of the eastern coastline of Horry County, as one of the nation's top retirement locations.

           We intend to look for opportunities to branch further in North Myrtle Beach, Myrtle Beach and the South Strand areas of Surfside Beach, Garden City Beach and Murrell's Inlet as well as in Carolina Forest. With the additional new roads in these areas, such as S.C. Hwy. 22 (Conway Bypass) and the Carolina Bays Parkway, and the construction of several bridges across the Intracoastal Waterway, these areas are all projected to experience continued growth in population.

           We intend to expand our market area into Brunswick County, North Carolina and further develop our market in Columbus County, North Carolina by forming a North Carolina bank and locating offices in Shalotte and Tabor City. We believe that the extension of our market into North Carolina is a logical step for us because of the geographical proximity of Columbus and Brunswick counties to our current service area, the economic similarities between Columbus and Brunswick counties and Horry County, and our perception of an opportunity for a strong community oriented bank with the flexibility to adapt its services and policies to reflect the needs of the local communities.

           Columbus and Brunswick counties form the northeastern border of Horry County, which is also the border between North Carolina and South Carolina, from the Atlantic coastline to the Little Pee Dee River. Through our North Carolina bank, we would continue to be an avid supporter of the credit services needs of farmers and agribusiness entities. We would also provide an alternative for deposit, credit and nondeposit services to small to medium-sized businesses and families that are often not the primary target market of the large regional and national banks.

           We have been preparing to expand into North Carolina since 1997, when we purchased a lot in Tabor City in anticipation of establishing a branch office as authorized by federal interstate branching legislation (the Reigle-Neal Act) and action by the North Carolina legislature. The North Carolina legislature rescinded its action that permitted interstate branching after we had committed to purchase the lot, which we purchased and continue to own. In addition to holding the lot, we have continued to maintain our ties to Columbus County through relationships that we formed and through our branch office located along the state line adjacent to the corporate limits of Tabor City.

           After 1999, when the North Carolina legislature again failed to permit interstate branching, we began planning to form or acquire a bank in North Carolina. We have not been able to locate a suitable bank to acquire. Therefore, we have held discussions with community leaders in Columbus and Brunswick counties and North Carolina banking officials regarding the formation of a bank chartered in North Carolina. North Carolina will not act on our application to form a state-chartered bank until we have raised at least one-half of the capital we believe to be sufficient for its formation. We intend to form a North Carolina bank upon receiving approximately $9.0 million in net proceeds from this offering, of which approximately $6.0 million will be used to capitalize the bank. See "Use of Proceeds" on page 10.

           Like that of our current market area, the economy of Brunswick and Columbus counties consists of a blend of tourism, agriculture, small business, professional services and industry. Brunswick County, the southernmost county in North Carolina, is also one of North Carolina's fastest growing areas. Brunswick County's population is expected to double between 1990 and 2010; having already grown 43.5% from 1990 to 2000, to 73,143, while North Carolina's population as a whole grew 21.4%. A vast majority of this increase is due to retirees taking up residence in Brunswick County. International Paper has unveiled plans for a new Brunswick County development, Brunswick Forest, which will include 8,035 single-family homes, 1,280 condominiums, and 800 assisted living units.

           As is the case with the Grand Strand area of South Carolina to its south, tourism and recreation is important to the economy of Brunswick County. Between 1998 and 1999, spending by out-of-state tourists grew 10.8%. In addition to tranquil beach communities, Brunswick County also boasts 21 championship golf courses, including Rivers Edge which was featured in the May 2000 issue of Golf Magazine. Rivers Edge was also rated one of the top 30 communities in the South in a recent issue of Living Southern Style Magazine. Fishing is also a popular past time with six area piers available. Area museums include Coastal Museum of North Carolina in Ocean Isle Beach and the North Carolina Aquarium. Another town in Brunswick County, Calabash, the "Seafood Capital of the World," has over 22 seafood restaurants and hosts more than one million dinners per year. Shalotte, where we intend to locate the main office of the North Carolina bank, is the commercial hub of the South Brunswick Islands area.

           There are approximately 1,700 business establishments in Brunswick County. The workforce is 24% retail, 19% service, 18% government, and 12% manufacturing. Some of the largest manufacturers include DuPont, Archer Daniels Midland Co, and SL Outer Banks.

           Columbus County is North Carolina's third largest county in land area. As is the case with the inland portions of Horry County, agriculture is the primary industry in Columbus County. Tobacco, sweet potatoes, corn, soybeans, and pork are important to the local economy. There are approximately 1,200 nonfarm business establishments in Columbus County, the most significant segment of which is retail stores. Columbus County also supports paper manufacturing, with International Paper, which employs approximately 1,100 people, being the largest industrial operation and employer in the county.

           Despite its agricultural, industrial and retail economy, Columbus County's rank for economic development has continued to increase. Most recently, Columbus County ranked the highest of all southeastern North Carolina counties in a composite made up of factors such as ability to create jobs, ability to earn adequate income, ability to keep the local labor force employed, ability to attract income from other regions, and an ability to increase the standard of living of its residents.

Competition

           The banking business is highly competitive. We compete with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in our service area and elsewhere. As of June 2001, there were seventeen commercial banks and three savings banks operating in Horry County. We believe that our community bank focus, with our emphasis on service to small businesses, individuals, and professional concerns, gives us an advantage in this market. Nevertheless, a number of these competitors are well established in our service area. Most of them have substantially greater resources and lending limits than the bank and offer certain services, such as extensive and established branch networks and trust services, that we do not provide. As a result of these competitive factors, we may have to pay higher rates of interest to attract deposits.

           The following table reflects our market share of deposits as of June 30, 2000 and 1999 in the Horry County service area (based on figures reported by the financial institutions to the FDIC, with the numbers in parentheses representing the number of branches, if more than one, of each financial institution in the relevant market).

                                                                              Horry County Market

                                                                                                          2000 versus 1999
                                                June 30, 2000                 June 30, 1999               Increase (decrease)
                                       ----------------------------   ----------------------------    ---------------------------
                                                        Percent of                   Percent of
                                        Deposits          Market      Deposits         Market            Amount         Percent
                                       -----------    -------------  ------------   --------------     ----------   -------------
                                                                              (Dollars in Thousands)
------------------------------------------------------------------------------------------------------------------------------
Horry County State Bank................  $   102,238       3.63%  $       91,651        3.42%      $    10,587      11.55%
------------------------------------------------------------------------------------------------------------------------------
Conway National Bank...................      382,737      13.59%         388,787       14.49%           (6,050)     (1.56%)
Coastal Federal Savings Bank...........      376,289      13.36%         343,628       12.81%           32,661        9.50%
Wachovia Bank, National
Association............................      334,253      11.87%         355,066       13.24%          (20,813)      (5.86%)
Anchor Bank*...........................      320,768      11.39%         310,334       11.57%           10,434        3.36%
Bank of America, National
Association............................      261,462       9.28%              __          __           261,462          n/a
Branch  Banking  and Trust  Company  of
South Carolina.........................      235,137       8.35%         202,889        7.56%           32,248        15.89%
National Bank of South Carolina........      192,699       6.84%         182,209        6.79%           10,490         5.76%
Peoples Federal Savings and
Loan Association of South
Carolina...............................      189,271       6.72%         193,748        7.22%           (4,477)      (2.31%)
Carolina First Bank*...................      161,672       5.74%         135,945        5.07%           25,727       18.92%
First Citizens Bank and Trust
Company of South Carolina..............       70,974       2.52%          64,411        2.40%            6,563       10.19%
Beach First National Bank..............       48,171       1.71%          33,185        1.24%           14,986       45.16%
First Palmetto Savings Bank............       39,620       1.41%          27,137        1.01%           12,483       46.00%
First Union National Bank..............       38,464       1.37%          29,602        1.10%            8,862       29.94%
Anderson Brothers Bank.................       33,259       1.18%          29,364        1.09%            3,895       13.26%
Centura Bank...........................       13,095       0.46%          11,226        0.42%            1,869       16.65%
Plantation Federal Savings Bank .......        8,406       0.30%              __          __             8,406        n/a
Sandhills Bank.........................        7,981       0.28%              __          __             7,981        n/a
                                           ---------   ---------     -----------  --------------      --------- -----------
                                        $  2,816,496     100.00%  $    2,399,182      100.00%      $   417,314       17.40%
                                           =========   =========  ==============  ==============      ========= ===========

           *Merged together, June 6, 2000

Legal Proceedings

           In the ordinary course of operations, we are a party to various legal proceedings. Our management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material effect on our business, results of operations, or financial position.

                           SUPERVISION AND REGULATION

           Both our company and our bank are subject to extensive state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed below. Significant changes to the regulatory structure of the financial services industry were enacted in 1999 and additional changes have been proposed. From time to time other changes are proposed to laws and the policies of various regulatory authorities affecting the Banking industry, and these changes could have a material effect on our operations, business, and prospects. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Gramm-Leach-Bliley Act

           In November 1999, the Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999, was signed into law. Among other things, the Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are "complementary" to financial activities. The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us.

           The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.

HCSB Financial Corporation

           Because it owns the outstanding capital stock of our bank, our holding company is a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.

           The Bank Holding Company Act. Under the Bank Holding Company Act, the company is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company level are limited to:

           o  banking and managing or controlling banks;
           o furnishing services to or performing services for its subsidiaries; and
           o engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

           Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

           o  acquiring substantially all the assets of any bank;
           o acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
           o  merging or consolidating with another bank holding company.

           In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The company's common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

           Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:


           o  making or servicing loans and certain types of leases;
           o  engaging in certain insurance and discount brokerage activities;
           o  performing certain data processing services;
           o acting in certain circumstances as a fiduciary or investment or financial adviser;
           o  owning savings associations; and
           o making investments in certain corporations or projects designed primarily to promote community welfare.

           The Federal Reserve Board imposes certain capital requirements on the company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to its capital requirements and certain other restrictions, the company is able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends is subject to regulatory restrictions as described below in "People's Community Bank of South Carolina - Dividends." The company is also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

           Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, the company is expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which the company might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank's holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

           South Carolina State Regulation. As a bank holding company registered under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. We must receive the Board's approval prior to engaging in the acquisition of banking or nonbanking institutions or assets, and we must file periodic reports with respect to our financial condition and operations, management, and intercompany relationships between the company and its subsidiaries.

Horry County State Bank

           The bank operates as a South Carolina state chartered bank and is subject to examination by the South Carolina Board of Financial Institutions. Deposits in the bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

           The South Carolina Board of Financial Institutions and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

           o    security devices and procedures;
           o    adequacy of capitalization and loss reserves;
           o    loans;
           o    investments;
           o    borrowings;
           o    deposits;
           o    mergers;
           o    issuances of securities;
           o    payment of dividends;
           o    interest rates payable on deposits;
           o    interest rates or fees chargeable on loans;
           o    establishment of branches;
           o    corporate reorganizations;
           o    maintenance of books and records; and
           o adequacy of staff training to carry on safe lending and deposit gathering practices.

           The South Carolina Board of Financial Institutions requires the bank to maintain specified capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The FDIC requires the bank to prepare quarterly reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

           Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

           o    internal controls;
           o    information systems and audit systems;
           o    loan documentation;
           o    credit underwriting;
           o    interest rate risk exposure; and
           o    asset quality.

           Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund and Savings Association Insurance Fund are maintained for commercial banks and savings associations with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions. Under this system, until mid-1995 depository institutions paid to Bank Insurance Fund or Savings Association Insurance Fund from $0.23 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semiannual basis. Once the Bank Insurance Fund reached its legally mandated reserve ratio in mid-1995, the FDIC lowered premiums for well-capitalized banks, eventually eliminating premiums for well-capitalized banks, with a minimum semiannual assessment of $1,000. However, in 1996 Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated even this minimum assessment. It also separated the Financial Corporation assessment to service the interest on its bond obligations. The amount assessed on individual institutions by the Financial Corporation assessment is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the bank's cost of funds, and we may not be able to pass these costs on to our customers.

           Transactions with Affiliates and Insiders. The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

           The bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

           Dividends. The bank is subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from its capital. All dividends must be paid out of the undivided profits then on hand, after deducting expenses, including losses and bad debts. The bank must also obtain approval from the South Carolina Board of Financial Institutions prior to the payment of any dividends. In addition, under the FDIC Improvement Act, the bank may not pay a dividend if, after paying the dividend, the bank would be undercapitalized. See "Capital Regulations" below.

           Branching. Under current South Carolina law, we may open bank branch offices throughout South Carolina with the prior approval of the South Carolina Board of Financial Institutions. In addition, with prior regulatory approval, the bank may acquire existing banking operations in South Carolina. Furthermore, federal legislation generally permits interstate branching by authorizing out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, interstate merging by banks, and de novo branching by banks if allowed by state law. However, North Carolina does not permit de novo branching by South Carolina banks.

           Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, a financial institution's primary federal regulator (this is the FDIC for our bank) shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank.

           Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:


           o the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
           o the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
           o the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

           o the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
           o the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
           o the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

           o the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
           o the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

           Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either the company or the bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

           Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

           The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

           The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Currently, we qualify as "well capitalized."

           Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

           o    submit a capital restoration plan;
           o    raise additional capital;
           o restrict their growth, deposit interest rates, and other activities;
           o    improve their management;
           o    eliminate management fees; or
           o    divest themselves of all or a part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

           These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary which could impact our ability to pay dividends. Our capital levels currently are adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time.

           Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

           Securities Regulation. One non-executive officer of the bank is licensed with the National Association of Securities Dealers, Inc. (NASD), and with the State of North Carolina as a registered representative of UVEST, an NASD-member firm. This officer is subject to the rules and policies of the NASD. The networking and brokerage affiliate arrangements between UVEST and the bank are governed by a written agreement. Representatives of UVEST, the North Carolina Securities Division, the NASD, and the Securities and Exchange Commission may inspect the bank's records regarding securities transactions.

           Enforcement Powers. The Financial Institution Report Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

           Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.


Regulation of our proposed North Carolina Bank

           General. Our proposed bank will operate as a North Carolina state chartered bank and is subject to examination by the North Carolina Commissioner of Banks, under the direction and supervision of the North Carolina State Banking Commission. Deposits in the bank will be insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules. The North Carolina Commissioner of Banks, under the direction and supervision of the North Carolina State Banking Commission, and the FDIC will regulate or monitor virtually all areas of the bank's operations, including:

         o      security devices and procedures;
         o      adequacy of capitalization and loss reserves;
         o      loans;
         o      investments;
         o      borrowings;
         o      deposits;
         o      mergers;
         o      issuances of securities;
         o      payment of dividends;
         o      interest rates payable on deposits;
         o      interest rates or fees chargeable on loans;
         o      establishment of branches;
         o      corporate reorganizations;
         o      maintenance of books and records; and
         o adequacy of staff training to carry on safe lending and deposit gathering practices.


           Regulation of the bank that we propose to charter in North Carolina will, in many ways, be similar to the regulation of Horry County State Bank. Like Horry County State Bank, the proposed bank will be subject to federal legislation and regulation regarding deposit insurance, transactions with affiliates and insiders, capital regulation, the enforcement powers of federal regulators, federal monetary policy, the Community Reinvestment Act and other federal legislation and regulations. See "Deposit Insurance," "Transactions with Affiliates and Insiders," "Capital Regulations," "Enforcement Powers," "Community Reinvestment Act," "Effect of Federal Monetary Policy," and "Other Regulations" above.

           Dividends. The bank will be subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from its capital. All dividends must be paid out of the undivided profits then on hand, after deducting expenses, including losses and bad debts. The bank must also reserve a portion of its undivided profits until its reserves reach certain ratios mandated by North Carolina statute. In addition, under the FDIC Improvement Act, the bank may not pay a dividend if, after paying the dividend, the bank would be undercapitalized. See "Capital Regulations" above.

           Branching. Under current North Carolina law, we may open bank branch offices throughout North Carolina with the prior approval of the North Carolina Commissioner of Banks. In addition, with prior regulatory approval, the bank may acquire existing banking operations in North Carolina and may be acquired by out-of-state financial service companies. Furthermore, federal legislation generally permits interstate branching by authorizing out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, interstate merging by banks, and de novo branching by banks if allowed by state law. North Carolina permits de novo branching by North Carolina banks with the prior approval of the North Carolina Commissioner of Banks.

                                   MANAGEMENT

Executive Officers and Directors of the Company

           The following sets forth certain information regarding our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of office of the classes of directors expire as follows: Class I at the 2003 annual meeting of shareholders, Class II at the 2004 annual meeting of shareholders, and Class III at the 2002 annual meeting of shareholders. Our executive officers serve at the discretion of our board of directors. Set forth below is information about each of our directors and each of our executive officers. Each director is an organizer and a director of Horry County State Bank with the exception of Russell R. Burgess, Jr. and Tommie W. Grainger, who became directors in April 1998.

Name                          Age        Position with the Company
----                          ---        -------------------------

D. Singleton Bailey           50         Class I Director
Franklin C. Blanton           56         Class I Director
Glenn R. Bullard              52         Executive Vice President
Russell R. Burgess, Jr.       59         Class III Director
William H. Caines             64         Class II Director
James R. Clarkson             49         Class II Director, President and CEO
J. Lavelle Coleman            62         Class II Director
Boyd R. Ford, Jr.             62         Class II Director
Loretta B. Gerald             54         Vice President, Internal Auditor,
                                           and Cashier
Tommie W. Grainger            62         Class III Director
Randy B. Hardee               44         Class II Director
Gwyn G. McCutchen             57         Class III Director
T. Freddie Moore              60         Class I Director
Carroll D. Padgett, Jr.       53         Class I Director
Bill G. Page                  66         Class III Director


         D. Singleton Bailey has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Bailey is the president of Loris Drug Store, Inc., located in Loris, South Carolina. Mr. Bailey received a B.A. from Wofford College in 1972.

         Franklin C. Blanton has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Blanton is the president of Blanton Supplies, Inc., and has served as president of Independent Builders Supply, Inc. and also the vice president of the Coastal Carolina Education Foundation. Mr. Blanton attended Campbell University and received a B.S. degree in Business Administration in 1968.

         Glenn R. Bullard is the executive vice president of the bank. Mr. Bullard served as a vice president and manager of the Bank's Little River beach office from February, 1997 through December, 1999. Mr. Bullard received his B.S. in Business from the University of South Carolina in 1977.

         Russell R. Burgess, Jr. has served as a director of the company since its formation in 1999 and of the bank since 1998. Mr. Burgess is the owner of Aladdin Realty Company and also the owner and broker-in-charge of Burgess Realty & Appraisal Service. Mr. Burgess is serving his fourth term as a member of the North Myrtle Beach City Council. Mr. Burgess has been a member of the North Myrtle Beach Planning Commission for the past six years. Mr. Burgess received a B.S. degree in biology from Campbell University in 1966. Mr. Burgess is a licensed real estate broker.

         William H. Caines has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Caines is currently the president of Caines Realty and Appraisals Inc. and of Blackburn Insurance, Inc.

         James R. Clarkson has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Clarkson is the president and Chief Executive officer of the company and the bank. Mr. Clarkson serves as a director of the Horry Telephone Coop., Inc. Mr. Clarkson received his B.A. degree in economics from Clemson University in 1973.

         J. Lavelle Coleman has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Coleman is the president of Tabor City Oil, Inc. Mr. Coleman serves on the board of directors of Tabor City Recreation Community. Mr. Coleman attended East Carolina University.

         Boyd R. Ford, Jr. has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Ford is retired from Ford's Fuel Service, Inc. and Ford's Propane Gas, Inc. Mr. Ford received a business degree from the University of South Carolina in 1962.

         Loretta B. Gerald is our Vice President, Cashier, and Internal Auditor. Ms. Gerald, who attended Coastal Carolina University, joined us in December of 1987 in our operations area and has held positions of increasing responsibility, including management of the accounting, proofing, and auditing departments and Assistant Vice President.

         Tommie W. Grainger has served as a director of the company since its formation in 1999 and of the bank since 1998. Mr. Grainger is the president of Coastal Timber Co., Inc. Mr. Grainger previously owned WJXY, an AM/FM radio station. Mr. Grainger attended the Forest Ranger School of the University of Florida in 1959.

         Randy B. Hardee has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Hardee is the president of Hardee Business Services. Mr. Hardee received his B.S. degree in accounting from Clemson University in 1979.

         Gwyn G. McCutchen has served as a director of the company since its formation in 1999 and of the bank since 1987. Dr. McCutchen is a dentist. Dr. McCutchen received his B.S. in 1966 from Presbyterian College and his D.D.S. from the Medical College of Virginia Dentistry in 1970.

         T. Freddie Moore has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Moore is the president of Gateway Drug Store, Inc. Mr. Moore received his B.S. from The Citadel, in 1963.

         Carroll D. Padgett, Jr. has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Padgett is a practicing attorney at Carroll D. Padgett, Jr., P.A. Mr. Padgett is a graduate of the University of Georgia and received his law degree from the University of South Carolina School of Law in 1972.

         Bill G. Page has served as a director of the company since its formation in 1999 and of the bank since 1987. Mr. Page is the president of Page Chemical Co., Inc. Mr. Page is also the Manager of Twin City Farmers Cooperative, Inc. Mr. Page received his B.S. from Clemson College in 1956, with a major in agricultural education.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary of Cash and Certain Other Compensation

           The following table shows the cash compensation paid by our company or its subsidiary bank to our chief executive officer and president for the years ended December 31, 2000, 1999 and 1998. No other executive officers of the company or the bank earned total annual compensation, including salary and bonus, in excess of $100,000 in 2000.

                           Summary Compensation Table


                                                                                             Long Term Compensation
                                                       Annual Compensation1                         Awards
                                                                         Other Annual        Number of Securities
Name and Principal Position       Year       Salary         Bonus        Compensation         Underlying Options
---------------------------       ----       ------         -----        ------------         ------------------
                                  2000     $120,000         $4,800         $   14,668                  ____
James R. Clarkson                 1999     $107,719         $2,019         $   11,217                  ____
    President and CEO             1998     $ 95,000         $1,827         $    9,678                  ____


(1) Includes employees life, disability and health insurance benefits, retirement fund contributions, and directors fees.

Director Compensation

         During the year ended December 31, 2000, directors received fees of $250 per month in director fees and $100 for attendance at each committee meeting.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

           We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectability nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.

Exculpation and Indemnification

           Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to the company or shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

           Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at the request of the company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have the company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

           Under our bylaws, indemnification will be disallowed if it is established that the director engaged in willful misconduct or a knowing violation of the criminal law. In addition to our bylaws, Section 33-8-520 of the South Carolina Business Corporation Act of 1988 requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The Corporation Act also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the Corporation Act.

           The board of directors of our company also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of our executive officers.

                             PRINCIPAL SHAREHOLDERS

           The following table shows how much common stock is owned by our directors and executive officers and by owners of more than 5% of the outstanding common stock, as of June 30, 2001.

                                                          Number of Shares        Percentage of Beneficial
        Name                                                    Owned(1)                 Ownership
        ----                                               ---------------              ------------
        D. Singleton Bailey                                   16,952                         1.61%
        Franklin C. Blanton                                   32,224 (2)                     3.06%
        Glenn R. Bullard                                       2,092                             *
        Russell R. Burgess, Jr.                                  805                             *
        William H. Caines                                      2,058                             *
        James R. Clarkson                                      8,613                             *
        J. Lavelle Coleman                                     6,314                             *
        Boyd R. Ford, Jr.                                     36,583                         3.48%
        Loretta B. Gerald                                        463                             *
        Tommie W. Grainger                                     7,282                             *
        Randy B. Hardee                                       12,808                         1.22%
        Gwyn G. McCutchen                                     10,461                             *
        T. Freddie Moore                                       7,093                             *
        Carroll D. Padgett, Jr.                               10,747                         1.02%
        Bill G. Page                                           3,553                             *

        Executive officers and directors as a group          158,048                        15.02%
        (15 persons)
-----------------------
* Less than 1%


(1)   Includes shares for which the named person:
      o has sole voting and investment power,
      o has shared voting and investment power with a spouse or other person, or
      o holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2) The 32,224 shares listed for Mr. Blanton include 14,361 shares held by Blanton Supplies of Little River, Inc. and 1,772 shares held by Blanton Supplies of Loris, Inc. each of which Mr. Blanton controls in excess of 10% ownership.

                            DESCRIPTION OF SECURITIES

General

           The authorized capital stock of HCSB Financial Corporation consists of 10,000,000 shares of common stock, par value $0.01 per share. The following summary describes the material terms of HCSB's capital stock. For a detailed description of the provisions summarized below please see the articles of incorporation of HCSB Financial Corporation filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Common Stock

           Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy" on page 11. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders do not have preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the company hereby when issued will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.

Anti-takeover Effects

           The provisions of the articles, the bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

           Control Share Act. HCSB Financial Corporation has specifically elected to opt out of a provision of South Carolina law which may deter or frustrate unsolicited attempts to acquire certain South Carolina corporations. This statute, commonly referred to as the "Control Share Act" applies to public corporations organized in South Carolina, unless the corporation specifically elects to opt out. The Control Share Act generally provides that shares of a public corporation acquired in excess of certain specific thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders.

           Authorized but Unissued Stock. The authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of HCSB Financial Corporation by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company's management.

           Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members.

           Classified Board of Directors. Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

           Number, Term, and Removal of Directors. We currently have thirteen directors, but our bylaws authorize this number to be increased or decreased by our board of directors. Our directors are elected to three year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders, by a majority vote of those entitled to vote in an election of directors, or our board of directors, by a unanimous vote, excluding the director in question, may remove a director with or without cause. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

           Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company no earlier than 30 days and no later than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

           Nomination Requirements. Pursuant to the bylaws, we have established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Shares Eligible for Future Sale

           Upon completion of this offering, we will have 1,552,175 shares of common stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by "affiliates" of HCSB Financial Corporation, which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors and executive officers will be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

           In general, under Rule 144, an affiliate of the company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by affiliates of HCSB Financial Corporation pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                  LEGAL MATTERS

           The validity of the common stock offered hereby will be passed upon for HCSB Financial Corporation by Nelson Mullins Riley & Scarborough, L.L.P., Greenville, South Carolina.

                                     EXPERTS

           HCSB Financial Corporation financial statements for the years ended December 31, 2000 and 1999 have been audited by Tourville, Simpson & Caskey, L.L.P., as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

           We have filed with the SEC a registration statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to HCSB Financial Corporation, Horry County State Bank, and the common stock, you should refer to the Registration Statement and the exhibits thereto.

           You can examine and obtain copies of the Registration Statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including HCSB FINANCIAL CORPORATION.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents which have been filed by the company (Commission File No. _________ ) with the Commission are incorporated herein by reference as if fully set forth herein:

(i)    Our Annual Report on Form 10-KSB for the year ended December 31, 2000;
       and

(ii)   Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001.

           All documents filed by the company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of common stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to Horry County State Bank, Attention: James R. Clarkson.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             (AUDITED and UNAUDITED)




HCSB FINANCIAL CORPORATION


Report of Independent Auditor...................................................................................F-2

Consolidated Balance Sheets at December 31, 2000 and 1999.......................................................F-3

Consolidated Statements of Income for the Years Ended December 31, 2000, 1999 and 1998..........................F-4

Consolidated Statement of Changes in Shareholders' Equity  and Comprehensive Income
     for the Years Ended December 31, 2000, 1999 and 1998 ......................................................F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999, and 1998.....................F-6

Notes to Financial Statements......................................................................F-7 through F-22


(UNAUDITED) FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

Consolidated Balance Sheets at December 31, 2000 and June 30, 2001 ............................................F-23

Consolidated Statements of Income for the Six Months Ended June 30, 2001 and 2000
     and Three Months Ended June 30, 2001 and 2000 ............................................................F-24

Consolidated Statement of Changes in Shareholders' Equity  and Comprehensive Income
     for the Six Months Ended June 30, 2001 ...................................................................F-25

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2001 and 2000..........................F-26

Notes to Financial Statements.....................................................................F-27 through F-28

                       TOURVILLE, SIMPSON & CASKEY, L.L.P.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              POST OFFICE BOX 1769
                         COLUMBIA, SOUTH CAROLINA 29202

                            TELEPHONE (803) 252-3000
                               FAX (803) 252-2226

WILLIAM E. TOURVILLE, CPA                                  MEMBER AICPA SEC AND
HARRIET S. SIMPSON, CPA, CISA, CDP                            PRIVATE COMPANIES
R. JASON CASKEY, CPA                                          PRACTICE SECTIONS

JOHN T. DRAWDY, JR., CPA
TIMOTHY R. ALFORD, CPA
DAVID J. WATKINS, II, CPA



                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
HCSB Financial Corporation
Loris, South Carolina

We have audited the accompanying consolidated balance sheets of HCSB Financial Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2000 and 1999 financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCSB Financial Corporation as of December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

Tourville, Simpson & Caskey, L.L.P.
Columbia, South Carolina
January 25, 2001

                           HCSB FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999


 (DOLLARS IN THOUSANDS)                                           2000                    1999
                                                                  -----                   ----

ASSETS:
 Cash and cash equivalents:
  Cash and due from banks                                          $  3,534                $ 5,708
  Federal funds sold                                                 19,870                  2,190
                                                                 ----------               --------
    Total cash and cash equivalents                                  23,404                  7,898
                                                                 ----------               --------

  Investment securities:
   Securities available-for-sale                                     20,877                 23,892
   Nonmarketable equity securities                                      790                    560
                                                                 ----------              ---------
    Total investment securities                                      21,667                 24,452
                                                                 ----------              ---------

  Loans receivable:                                                  91,329                 75,839
  Less unearned income                                                  (10)                   (46)
  Less allowance for loan loses                                      (1,019)                  (922)
                                                                 ----------              ----------
   Loans, net                                                        90,300                 74,871

  Premises, furniture, and equipment, net                             5,502                  4,417
  Accrued interest receivable                                         1,415                  1,204
  Other assets                                                        1,430                  1,484
                                                                 ----------              ---------
   Total assets                                                  $  143,718              $ 114,326
                                                                 ==========              =========

LIABILITIES:
 Deposits:
  Noninterest-bearing transaction accounts                          $ 8,273                $ 7,998
  Interest-bearing transaction accounts                              10,310                  8,238
  Money market savings accounts                                      19,841                 16,752
  Other savings accounts                                              2,153                  2,080
  Certificates of deposit $100,000 and over                          26,429                 22,567
  Other time deposits                                                56,494                 37,194
                                                                    -------                -------
   Total deposits                                                   123,500                 94,829

 Advances from the Federal Home Loan Bank                             9,600                 10,000
 Accrued interest payable                                               310                    403
 Other liabilities                                                      527                    753
                                                                   --------               --------
   Total liabilities                                                133,937                105,985
                                                                   --------               --------

 Commitments and Contingencies (Notes 4, 9 and 10)

 SHAREHOLDERS' EQUITY:
  Common shares, $.01 par value, 10,000,000 shares authorized;           10                      5
  1,002,770 shares issued and outstanding
  Capital surplus                                                     7,878                  7,878
  Undivided profits                                                   2,069                  1,037
  Accumulated other comprehensive income (loss)                        (176)                  (579)
                                                                 ----------              ---------
    Total shareholders' equity                                        9,781                  8,341
                                                                 ----------              ---------
    Total liabilities and shareholders' equity                   $  143,718              $ 114,326
                                                                 ==========              =========

The accompanying notes are an integral part of the consolidated financial statements.

                           HCSB FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)                    2000                  1999                 1998
                                                             ----                  ----                 ----

INTEREST INCOME:
Loans, including fees                                       $ 8,738              $ 6,389               $ 5,097
Investment securities:
  Taxable                                                     1,243                1,222                   824
  Tax-exempt                                                    165                  168                    65
  Nonmarketable equity securites                                 49                   27                    16
Federal funds sold                                              357                  141                   401
                                                            -------               ------                ------
   Total                                                     10,552                7,947                 6,403
                                                            -------               ------                ------

INTEREST EXPENSE:
Deposits                                                      5,099                3,462                 3,202
Advances from the Federal Home Loan Bank                        668                  325                    55
Federal funds purchased                                          48                   17                     -
                                                            -------               ------                ------
  Total                                                       5,815                3,804                 3,257
                                                            -------               ------                ------

NET INTEREST INCOME                                           4,737                4,143                 3,146

Provision for loan losses                                       271                  190                   100
                                                            -------               ------                ------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES           4,466                3,953                 3,046
                                                            -------               ------                ------

OTHER OPERATING INCOME:
Service charges on deposit accounts                             690                  539                   434
Credit life insurance commissions                               141                  150                   118
Gain on sale of land                                            215                    -                     -
Other income                                                    142                  103                   114
                                                            -------               ------                ------
  Total                                                       1,188                  792                   666
                                                            -------               ------                ------

OTHER OPERATING EXPENSES:
Salaries and employee benefits                                2,247                1,718                 1,563
Net occupancy expense                                           271                  193                   175
Furniture and equipment expense                                 471                  404                   334
Net loss on sale of available-for-sale securities                32                    -                     -
Other operating expenses                                      1,048                  912                   857
                                                            -------               ------                ------
Total                                                         4,069                3,227                 2,929
                                                            -------               ------                ------

INCOME BEFORE INCOME TAXES                                    1,585                1,518                   783

Income tax provision                                            548                  524                   272
                                                            -------               ------                ------

NET INCOME                                                 $  1,037                $ 994                 $ 511
                                                            =======               ======                ======

EARNINGS PER SHARE

 Weighted-average common shares outstanding               1,002,770            1,002,770             1,002,770
 Net income                                                  $ 1.03               $ 0.99                $ 0.51


The accompanying notes are an integral part of the consolidated financial statements.

                           HCSB FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                                                     ACCUMULATED
                                                                                        OTHER
(DOLLARS IN THOUSANDS)              COMMON STOCK           CAPITAL     UNDIVIDED    COMPREHENSIVE
                             SHARES          AMOUNT       SURPLUS      PROFITS        INCOME         TOTAL
                             ------          ------       --------     ---------    -------------    -----

 Balance,
 December 31, 1997           478,150          $   5       $ 7,251       $ 177        $ 40          $ 7,473

Net income                                                                511                          511

Other comprehensive
 income (loss), net of tax
 benefit of $23                                                                        40               40
                                                                                                   -------

 Comprehensive income                                                                                  551
                             -------         ------        ------      ------       -----          -------

 Balance,                    478,150              5         7,251         688          80            8,024
  December 31, 1998

 Net income                                                               994                          994

Other comprehensive
 income (loss), net of tax
 expense of $388                                                                     (659)            (659)
                                                                                                   -------

 Comprehensive income                                                                                  335
                                                                                                   -------

 Payment for                                                              (18)                         (18)
     fractional shares

 Issuance of stock
     dividend                 23,235                          627        (627)
                             -------         ------        ------      ------       -----          -------

 BALANCE,
  DECEMBER 31, 1999          501,385              5         7,878       1,037        (579)           8,341

 Net income                                                             1,037                        1,037
 Other comprehensive
  income (loss), net of tax
  benefit of $237                                                                      403             403
                                                                                                    ------

 Comprehensive income                                                                                1,440
                                                                                                    ------
 Two for one stock
  split effected in the
  form of a stock
  dividend                     501,385            5                        (5)
                               -------       ------         ------      ------       -----          -------
 BALANCE,
  DECEMBER 31, 2000          1,002,770         $ 10        $ 7,878    $ 2,069      $ (176)         $ 9,781
                            ==========       ======        =======    =======      =======         ========

The accompanying notes are an integral part of the consolidated financial statements.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998


(DOLLARS IN THOUSANDS)                                              2000              1999             1998
                                                                    ----              ----             ----

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                       $ 1,037           $ 994             $ 511
 Adjustments to reconcile net income to
 net cash provided by operating activities:
 Provision for possible loan losses                                   271             190               100
 Deferred income tax provision (benefit)                               75             (20)               19
 Depreciation and amortization expense                                325             303               241
 Premium amortization less accretion                                    6              14                 6
 Amortization of net deferred loan costs                              120             100                80
 Net gain on sale of securities available-for-sale                     32               -                 -
 Loss (gain) on sale of other real estate owned                         -              17                 -
 Gain on disposal of premises and equipment                          (215)             (5)               (2)
 (Increase) decrease in interest receivable                          (211)           (347)              (40)
 Increase (decrease) in  interest payable                             (93)            182               (96)
 Increase in other assets                                            (148)            (84)             (179)
 Increase (decrease) in other liabilities                            (226)            551                70

   Net cash provided by operating activities                          973           1,895               710


CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of securities available-for-sale                          (800)        (11,631)          (15,630)
 Maturities of securities available-for-sale                        2,954           6,318             8,644
 Proceeds from sales of securities available-for-sale               1,463               -                 -
 Net increase in loans to customers                               (15,930)        (20,100)          (14,571)
 Purchase of premises and equipment                                (1,617)         (1,182)           (1,224)
 Proceeds from sale of premises and equipment                         422              15                13
 Proceeds from sale of other real estate owned                          -              88                 -
 Purchase of Federal Home Loan Bank stock                            (230)           (250)             (102)

   Net cash used by investing activities                          (13,738)        (26,742)          (22,870)
                                                                 --------        --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in demand deposits, interest-bearing
 transaction accounts and savings accounts                          5,509           4,989             8,956
 Net increase (decrease) in time deposits                          23,162          19,871            (2,871)
 Net increase (decrease) in federal funds purchased                     -            (170)              170
 Advances from the Federal Home Loan Bank                           9,600           5,000             5,325
 Repayments of advances from the Federal Home Loan Bank           (10,000)              -              (675)
 Cash paid for fractional shares                                        -             (18)                -

   Net cash provided by financing activities                       28,271          29,672            10,905


 NET INCREASE IN CASH AND CASH EQUIVALENTS                         15,506           4,825            11,255

 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     7,898           3,073            14,328


 CASH AND CASH EQUIVALENTS, END OF PERIOD                       $  23,404         $ 7,898           $ 3,073
                                                                =========         =======           =======


The accompanying notes are an integral part of the consolidated financial statements.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION - The accompanying consolidated financial statements include the accounts of HCSB Financial Corporation (the Company) and its wholly owned subsidiary, Horry County State Bank, (the Bank). The Company was incorporated on June 10, 1999. The Bank was incorporated on December 18, 1987 and opened for operations on January 4, 1988. The principal business activity of the Company is to provide commercial banking services in Horry and Marion Counties, South Carolina and in Columbus County, North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation (the FDIC).

MANAGEMENT'S ESTIMATES - In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK - Most of the Company's activities are with customers located within Horry and Marion Counties in South Carolina and Columbus County in North Carolina. The types of securities in which the Company invests are discussed in Note 3. The types of lending that the Company engages in are discussed in Note 4. The Company does not have any significant concentrations to any one industry or customer.

INVESTMENT SECURITIES - Investment securities available-for-sale by the Company are carried at amortized cost and adjusted to their estimated fair value. The unrealized gain or loss is recorded in shareholders' equity net of the deferred tax effects. Management does not actively trade securities classified as available-for-sale but intends to hold these securities for an indefinite period of time and may sell them prior to maturity to achieve certain objectives. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the realized gain or loss from a sales transaction.

NONMARKETABLE EQUITY SECURITIES - Nonmarketable equity securities include the Company's investments in the stock of the Federal Home Loan Bank and Community Financial Services. The stocks are carried at cost because they have no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock and Community Financial Services stock are included as a separate component in interest income.

At December 31, 2000 and 1999, the investment in Federal Home Loan Bank stock was $730,000 and $500,000, respectively. At December 31, 2000 and 1999, the investment in Community Financial Services stock was $59,612.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


LOANS - Loans are stated at their unpaid principal balance. Interest income on certain installment loans is computed using a sum-of-the months digits method. Interest income on all other loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are being deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for the Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for "smaller balance homogeneous loans that are collectively evaluated for impairment" and loans "measured at fair value or at the lower of cost or fair value." The Company considers its consumer installment portfolio, credit card loans and home equity lines as such exceptions. Therefore, the real estate and commercial loan portfolios are primarily affected by these statements.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines that the borrower may be unable to meet payments as they become due.

ALLOWANCE FOR LOAN LOSSES - An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for possible loan losses, including provisions for loan impairment, and recoveries on loans previously charged-off are added to the allowance.

PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 3 to 25 years. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts, and the resulting gains or losses are reflected in the income statement.

Maintenance and repairs are charged to current expense as incurred, and the costs of major renewals and improvements are capitalized.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


OTHER REAL ESTATE OWNED - Other real estate owned includes real estate acquired through foreclosure and loans accounted for as in-substance foreclosures. Collateral is considered foreclosed in substance when the borrower has little or no equity in the fair value of the collateral, proceeds for repayment of the debt can be expected to come only from the sale of the collateral, and it is doubtful that the borrower can rebuild equity or otherwise repay the loan in the foreseeable future. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or fair value less estimated costs to sell.

Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

INCOME AND EXPENSE RECOGNITION - The accrual method of accounting is used for all significant categories of income and expense. Immaterial amounts of insurance commissions and other miscellaneous fees are reported when received.

INCOME TAXES - Amounts provided for income taxes are based on income reported for financial statement purposes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2000 will be realized, and accordingly, has not established a valuation allowance. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NET INCOME PER SHARE - Net income per share is calculated by dividing net income by the weighted-average number of shares outstanding during the year. Retroactive recognition has been given for the effects of all stock dividends in computing the weighted-average number of shares. See Note 11.

COMPREHENSIVE INCOME - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

(DOLLARS IN THOUSANDS)                             YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                  2000        1999     1998
                                                  ----        ----     ----
 Unrealized gains (losses) on
   available-for-sale securities                $ 671      $ (1,047)     $ 63
 Reclassification adjustment for gains (losses)
   realized in net income                         (32)            -         -
                                              -------      --------    ------

 Net unrealized gains (losses) on securities      639        (1,047)       63

 Tax effect                                      (236)          388       (23)
                                              -------      --------    ------

 Net-of-tax amount                              $ 403      $   (659)     $ 40
                                              =======      ========    ======

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


STATEMENTS OF CASH FLOWS - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold.

The following summarizes supplemental cash flow information for 2000, 1999, and 1998:

 (DOLLARS IN THOUSANDS)                                      2000       1999      1998
                                                             -----      -----     ----

Cash paid for interest                                     $ 5,908   $ 3,622    $ 3,353
Cash paid for income taxes                                     472       171        246

 Supplemental noncash investing and financing activities:
   Foreclosures on loans                                       110         -         46


OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the FASB issued Statement
(SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The accounting for changes in the fair value of a derivative depends on how the derivative is used and how the derivative is designated. The Company adopted SFAS on July 1, 2000. The adoption of SFAS No. 133 did not have a material impact on the consolidated financial statements.

RECLASSIFICATIONS - Certain captions and amounts in the 1999 and 1998 financial statements were reclassified to conform with the 2000 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2000, the requirements were satisfied by vault cash.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT SECURITIES

Securities available for sale as of December 31, 2000 and 1999 consisted of the following:


                                                                                                 ESTIMATED
                                                       AMORTIZED        GROSS UNREALIZED           FAIR
 (DOLLARS IN THOUSANDS)                                  COST        GAINS         LOSSES          VALUE
                                                         -----       ------        -------         -----

December 31, 2000
 Securities of other U.S. government agencies         $ 14,499          $ 2         $ 197        $ 14,304
  and corporations
 Mortgage-backed securities                              3,242            -            44           3,198
 Obligations of state and local governments              3,416            9            50           3,375
                                                     ---------        -----        ------        --------

   Total                                             $  21,157         $ 11         $ 291        $ 20,877
                                                     =========        =====        ======        ========

DECEMBER 31, 1999

 Securities of other U.S. government agencies        $  15,202          $ -         $ 609        $ 14,593
  and corporations
 Mortgage-backed securities                              5,254            -           121           5,133
 Obligations of state and local governments              4,356            -           190           4,166
                                                     ---------         ----        ------        --------

   Total                                             $  24,812          $ -         $ 920        $ 23,892
                                                     =========         ====        ======        ========


The following is a summary of maturities of securities available for sale as of December 31, 2000. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(DOLLARS IN THOUSANDS)                                  SECURITIES
                                                      AVAILABLE FOR SALE
                                                     --------------------

                                                 AMORTIZED      ESTIMATED FAIR
                                                   COST               VALUE
                                                 ---------      --------------

 Due after one year but within five years    $       5,832          $     5,811
 Due after five years but within ten years           9,118                8,981
 Due after ten years                                 2,965                2,887
                                            --------------       --------------
                                                    17,915               17,679
 Mortgage-backed securities                          3,242                3,198
                                            --------------       --------------

  Total                                      $      21,157           $   20,877
                                            ==============       ==============

At December 31, 2000 and 1999, investment securities with a book value of $5,538,000 and $14,469,000, respectively, and a market value of $5,453,000 and $13,955,000, respectively, were pledged as collateral to secure public deposits.

Gross realized gains on sales of available-for-sale securities were $3,000 in 2000. Gross realized losses on sales of available-for-sale securities were $35,000 in 2000. There were no sales of securities in 1999 or 1998.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS

Loans as of December 31, 2000 and 1999 consisted of the following:


(DOLLARS IN THOUSANDS)                                  2000            1999
                                                        ----            ----

 Real estate - construction and land development    $    5,122        $  3,983
 Real estate - other                                    32,178          26,601
 Agricultural                                            5,427           5,961
 Commercial and industrial                              30,451          22,796
 Consumer                                               17,482          16,193
 All other loans (including overdrafts)                    669             305
                                                     ---------        --------

  Total gross loans                                  $  91,329        $ 75,839
                                                     =========        ========


Certain parties (principally certain directors and officers of the Company, their immediate families, and business interests) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of loans to related parties was $2,089,000 and $1,825,000 at December 31, 2000 and 1999, respectively. During 2000, $1,300,000 of new loans were made to related parties, and repayments totaled $1,036,000.

Transactions in the allowance for loan losses for the years ended December 31, 2000, 1999, and 1998 are summarized below:

 (DOLLARS IN THOUSANDS)                         2000      1999     1998
                                                -----     -----    ----

 Balance, beginning of year                    $ 922     $ 880    $ 911
 Provision charged to operations                 271       190      100
 Recoveries on loans previously charged off       16        14       19
 Loans charged off                              (190)     (162)    (150)
                                               -----     -----    -----

   Balance, end of year                       $1,019     $ 922    $ 880
                                              ======     =====    =====


Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

As of December 31, 2000 and 1999, the Company had nonaccrual loans of approximately $133,000 and $54,000, respectively, and loans that were past due 90 days or more of approximately $804,000 and $16,000, respectively, for which impairment had not been recognized. The additional interest income which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms is immaterial for all years presented.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS (CONTINUED)


The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party.

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

(DOLLARS IN THOUSANDS)                         2000             1999
                                               ----             ----

 Commitments to extend credit               $   7,161       $   5,290
 Standby letters of credit                        298             272



NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 2000 and 1999 consisted of the following:

(DOLLARS IN THOUSANDS)                          2000            1999
                                                 ----            ----

Land                                             $ 904         $ 1,011
Buildings and land improvements                  3,348           2,342
Furniture and equipment                          2,093           1,617
Construction in progress                           413             388
                                                ------          ------
                                                 6,758           5,358
Less accumulated depreciation                   (1,256)           (941)
                                                ------          ------

  Premises and equipment, net                  $ 5,502         $ 4,417
                                               =======         =======

Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $280,000, $259,000 and $202,000, respectively.

Construction in progress represents construction costs for renovations for the future location of the Socastee branch. Management anticipates completion of the project in 2001. In 2000, 1999 and 1998, the Company capitalized $13,000, $18,000, and $10,000 of interest, respectively, during the construction and renovation of new branches and the operations center.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - OTHER ASSETS

As of December 31, 2000 and 1999, other assets consisted of the following:


(DOLLARS IN THOUSANDS)                     2000            1999
                                           ----           ----

 Cash value of life insurance           $    727           $ 695
 Other real estate                           110               -
 Prepaid expenses                            159              72
 Unamortized software                        105             138
 Net deferred tax asset                      256             568
 Other                                        73              11
                                          ------         -------

   Total                                $  1,430         $ 1,484
                                         =======         =======


NOTE 7 - DEPOSITS

At December 31, 2000, the scheduled maturities of time deposits were as follows:


(DOLLARS IN THOUSANDS)

MATURING IN                                              AMOUNT
 2001                                                $    78,336
 2002                                                      4,196
 2003                                                        188
 2004                                                        130
 2005 and thereafter                                          73
                                                          ------

   Total                                              $   82,923
                                                         =======

As of December 31, 2000, certificates of deposit totaling $16,625,000 were held by one customer and represented 13.46% of total deposits. Overdrawn deposit accounts in the amount of $89,000 were classified as loans as of December 31, 2000.

NOTE 8 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

As of December 31, 2000, the Company owed $9,600,000 on advances from the Federal Home Loan Bank. The first originated on February 25, 2000 in the amount of $5,000,000 and the second originated on May 18, 2000 for an additional $4,600,000. The terms of the agreement are quarterly interest payments of $74,000 based on a fixed rate of 5.92% for the first $5,000,000 advance and quarterly interest payments of $75,000 based on a fixed rate of 6.49% for the second $4,600,000 advance. The principal balance of the first $5,000,000 advance is due March 1, 2010 but is subject to early termination with a two day notice. The principal balance of the second $4,600,000 advance is due on May 24, 2010, but is subject to early termination with a two day notice. As collateral, the Company has pledged its portfolio of first mortgage loans on one-to-four family residential properties aggregating approximately $14,972,000 at December 31, 2000 and its investment in Federal Home Loan Bank stock of $730,000 which is included in nonmarketable equity securities.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - LEASE COMMITMENTS

On May 15, 1997, the Company entered into a lease agreement for land on which to operate its Tabor City branch. The lease has an initial five-year term which expires June 5, 2002, and is renewable at the Company's option for seven five-year terms. During the first five years of the lease, the Company will pay $600 per month. Beginning with the first option period, the rental amount will increase to the then current rental amount. Future minimum lease payments for the remainder of 2002 and the years 2003 through 2005 are based on the terms of the initial lease.

Future minimum lease payments over the next five years for this long-term operating leases are as follows:

(DOLLARS IN THOUSANDS)                          AMOUNT
                                                ------

 2001                                           $     7
 2002                                                 7
 2003                                                 7
 2004                                                 7
 2005                                                 8
                                                   ----

   Total                                           $ 36
                                                   ====


NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. At December 31, 2000, management was not aware of any pending or threatened litigation or unasserted claims that could result in losses, if any, that would be material to the financial statements.

NOTE 11 - SHAREHOLDERS' EQUITY

STOCK DIVIDENDS - On January 27, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend payable on March 15, 2000 to shareholders of record on February 15, 2000. Net income per share and average shares outstanding have been adjusted to reflect the stock distribution for all periods presented.

On January 14, 1999, the Board of Directors approved a 5% stock dividend payable to shareholders of record on February 1, 1999. The stock dividend, based on the estimated fair value of the shares, was paid on March 15, 1999. The cost to purchase fractional shares was $18,000. Appropriately, all share and per share data in these financial statements and notes hereto have been adjusted to reflect this stock dividend.

RESTRICTIONS ON DIVIDENDS - South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to HCSB Financial Corporation are payable only from the undivided profits of the Bank. At December 31, 2000, the Bank's undivided profits were $2,029,000. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.

The Bank is also required to maintain capital at a minimum level based on quarterly average assets (as defined), which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of the most recent regulatory examination, the Bank was deemed well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Bank's categories.

The following table summarizes the capital ratios and the regulatory minimum requirements of the Bank at December 31, 2000 and 1999.

                                                                                          TO BE WELL-
                                                                                         CAPITALIZED UNDER
                                                                     FOR CAPITAL         PROMPT CORRECTIVE
(DOLLARS IN THOUSANDS)                         ACTUAL             ADEQUACY PURPOSES     ACTION PROVISIONS
                                           -------------------   --------------------  -------------------
                                            AMOUNT      RATIO     AMOUNT      RATIO      AMOUNT      RATIO
                                            ------      -----     ------      -----      ------      -----


DECEMBER 31, 2000
 Total capital (to risk-weighted assets)  $   10,754      10.50%  $   8,196      8.00%  $   10,245     10.00%
 Tier 1 capital (to risk-weighted assets)      9,736       9.50%      4,098      4.00%       6,147      6.00%
 Tier 1 capital (to average assets)            9,736       7.08%      5,499      4.00%       6,874      5.00%

DECEMBER 31, 1999
 Total capital (to risk-weighted assets)  $   10,398      12.44%  $   6,689      8.00%  $    8,361     10.00%
 Tier 1 capital (to risk-weighted assets)      9,476      11.33%      3,344      4.00%       5,017      6.00%
 Tier 1 capital (to average assets)            9,476       8.67%      4,373      4.00%       5,466      5.00%

The Federal Reserve Board has similar requirements for bank holding companies. The Company is currently not subject to these requirements because the Federal Reserve guidelines contain an exemption for bank holding companies of less than $150,000,000 in consolidated assets.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - RETIREMENT & EMPLOYEE BENEFITS

On June 10, 1999, the Board of Directors approved a trusteed retirement savings plan which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to make contributions up to 15% of their annual compensation. At its discretion, the Company can make matching contributions up to 4% of the participants' compensation. The Company charged $60,000 and $4,000 to earnings for the retirement savings plan in 2000 and 1999, respectively.

The Company has discontinued its Simplified Employee Pension plan under Section 408(k) of the Internal Revenue Code. The Company contributed $55,000, $65,000, and $55,000 to the plan during 2000, 1999, and 1998, respectively.

In 1997, the Board of Directors approved a deferred compensation plan whereby directors may elect to defer the payment of their fees. Under the terms of the plan, the Company accrues an expense equal to the amount deferred plus an interest component based on the prime rate of interest at the beginning of each year. The Company has purchased life insurance contracts on each of the participating directors to fund the Company's liability. For the years ended December 31, 2000, 1999, and 1998, $142,000, $87,000, and $53,000, respectively, of directors' fees were deferred and included in other liabilities.

NOTE 14 - OTHER EXPENSES

Other expenses are summarized as follows:

                                                 YEARS ENDED DECEMBER 31,
                                         --------------------------------------
(DOLLARS IN THOUSANDS)                    2000              1999            1998
                                          ----              ----            ----
Stationery, printing, and postage       $    233           $ 219           $ 191
Advertising and promotion                    142             102             110
Professional fees                            194             132             127
Insurance                                     46              37              52
ATM services                                  55              63              50
Collection and repossession                   15              13              29
Organizational expense                         -              45               -
Other                                        363             301             298
                                            ----            ----            ----

  Total                                 $  1,048           $ 912           $ 857
                                        ========           =====           =====

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES

Income tax expense is summarized as follows:

(DOLLARS IN THOUSANDS)                         2000           1999        1998
                                               ----           ----        ----
Currently payable:
 Federal                                   $      426   $     497       $ 231
 State                                             46          47          22
                                           ----------   ---------  ----------
  Total current                                   472         544         253
                                           ----------   ---------  ----------
Change in deferred income taxes:
 Federal                                          287        (330)         38
 State                                             25         (78)          4
                                           ----------   ---------  ----------
  Total deferred                                  312        (408)         42
                                           ----------   ---------  ----------

  Income tax expense                       $      784   $     136   $     295
                                           ==========   =========   =========


Income tax expense is allocated as follows:


(DOLLARS IN THOUSANDS)                     $      548   $     524   $     272
                                                  236        (388)         23
To continuing operations                   ----------   ---------   ---------
To stockholders' equity
  Total                                    $      784   $     136   $     295
                                           ==========   =========   =========



The components of the net deferred tax asset as of December 31, 2000 and 1999 are as follows:
(DOLLARS IN THOUSANDS)                                     2000         1999
                                                           ----         ----
Deferred tax assets:
 Allowance for loan losses                             $     314   $      282
 Net capitalized loan costs                                   24           22
 Net unrealized loss on securities available-for-sale        103          340
 State net operating loss                                      5            1
 Deferred directors' fees                                     55           33
 Organizational costs                                         12           15
                                                      -----------  ----------
   Total deferred tax assets                                 513          693
                                                      -----------  ----------

Deferred tax liabilities:
 Accumulated depreciation                                    155          109
 Gain on sale of real estate                                  83            -
 Software amortization                                        19           16
                                                      -----------  -----------
   Total deferred tax liabilities                            257          125
                                                      -----------  -----------

   Net deferred tax asset                              $     256  $       568
                                                      ===========  ===========

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES (CONTINUED)


Deferred tax assets represent the future tax benefit of future deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2000 and 1999 will be realized and, accordingly, has not established a valuation allowance.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rates of 34% to income before income taxes follows:

(DOLLARS IN THOUSANDS)                                    2000          1999          1998
                                                          ----          -----         ----

 Tax expense at statutory rate                         $   539       $    516     $     266
 State income tax, net of federal income tax benefit        46             28            23
 Tax-exempt interest income                                 58            (60)          (31)
 Other                                                     (95)            40            14
                                                      --------        -------     ---------

   Income tax provision                                $   548       $    524     $     272
                                                      =========       =======     =========


NOTE 16 - UNUSED LINES OF CREDIT

As of December 31, 2000, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $17,400,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also borrow additional amounts from the Federal Home Loan Bank based on a predetermined formula. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral.


NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

CASH AND DUE FROM BANKS - The carrying amount is a reasonable estimate of fair value.

FEDERAL FUNDS SOLD - Federal funds sold are for a term of one day and the carrying amount approximates the fair value.

INVESTMENT SECURITIES - For securities available for sale, fair value equals the carrying amount which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

LOANS - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


DEPOSITS - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

ADVANCES FROM THE FEDERAL HOME LOAN BANK - For the portion of borrowings immediately callable, fair value is based on the carrying amount. The fair value of the portion maturing at a later date is estimated using a discounted cash flow calculation that applies the interest rate of the immediately callable portion to the portion maturing at the future date.

ACCRUED INTEREST RECEIVABLE AND PAYABLE - The carrying value of these instruments is a reasonable estimate of fair value.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS - The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis.

The carrying values and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999 were as follows:

 (DOLLARS IN THOUSANDS)                                        2000                                1999
                                                  --------------------------            --------------------------
                                                  CARRYING     ESTIMATED FAIR           CARRYING     ESTIMATED FAIR
                                                   AMOUNT          VALUE                 AMOUNT          VALUE


FINANCIAL ASSETS:
 Cash and due from banks                            $ 3,534          $ 3,534              $ 5,708          $ 5,708
 Federal funds sold                                  19,870           19,870                2,190            2,190
 Investments available for sale                      20,877           20,877               23,892           23,892
 Loans                                               91,329           91,057               75,839           75,698
 Allowance for loan losses                           (1,019)          (1,019)                (922)            (922)
 Accrued interest receivable                          1,415            1,415                1,204            1,204

FINANCIAL LIABILITIES:
 Demand deposit, interest-bearing transaction,
 and savings accounts                              $ 40,577         $ 40,577             $ 35,068         $ 35,068
 Certificates of deposit                             82,923           83,271               59,761           59,966
 Advances from the Federal Home Loan Bank             9,600            9,600               10,000            9,918
 Accrued interest payable                               310              310                  403              403

                                                    NOTIONAL     ESTIMATED FAIR           NOTIONAL     ESTIMATED FAIR
                                                    AMOUNT          VALUE                 AMOUNT          VALUE
                                                    --------     --------------           --------     --------------

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:
 Commitments to extend credit                       $ 7,161          $ 7,161              $ 5,290          $ 5,290
 Standby letters of credit                              298              298                  272              272

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - HCSB FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for HCSB Financial Corporation (Parent Company Only).

                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

 (DOLLARS IN THOUSANDS)                               2000               1999
                                                      ----               ----
ASSETS
 Cash                                            $        4       $        4
 Investment in banking subsidiary                     9,736            8,318
 Due from banking subsidiary                             25                5
 Deferred tax asset                                      16               16
                                                   --------        ---------

   Total assets                                     $ 9,781        $   8,343
                                                   ========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

 Accounts payable                                   $              $       2

 Stockholders' equity                                 9,781            8,341
                                                   --------        ---------

   Total liabilities and stockholders' equity       $ 9,781        $   8,343
                                                   ========        =========


                              STATEMENTS OF INCOME
           FOR THE PERIOD JUNE 10, 1999 THROUGH DECEMBER 31, 1999 AND
                        THE YEAR ENDED DECEMBER 31, 2000


 (DOLLARS IN THOUSANDS)                                2000           1999
                                                      ----            ----
INCOME
 Dividends from banking subsidiary                  $    65         $     55

EXPENSES
 Organizational expenses                                 -                45
 Other expenses                                          68                8
                                                    -------          -------
 Total expenses                                          68               53

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN
UNDISTRIBUTED EARNINGS OF BANKING SUBSIDIARY             (3)               2

 Income tax benefit                                     (25)             (21)

 Equity in undistributed earnings of
      banking subsidiary                              1,015              548
                                                   --------         --------

   NET INCOME                                       $ 1,037         $    571
                                                   ========         ========

                           HCSB FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - HCSB FINANCIAL CORPORATION (PARENT COMPANY ONLY) (CONTINUED)


                            STATEMENTS OF CASH FLOWS
             FOR THE PERIOD JUNE 10, 1999 THROUGH DECEMBER 31, 1999
                      AND THE YEAR ENDED DECEMBER 31, 2000

 (DOLLARS IN THOUSANDS)                                            2000              1999
                                                                   ----              ----

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                   $      1,037          $     571
 Adjustments to reconcile net income to net cash provided by operating activities:
 Equity in undistributed earnings of banking subsidiary             (1,015)              (548)
 Increase in other assets                                              (20)               (21)
 Increase (decrease) in other liabilities                               (2)                 2
                                                            --------------       -------------
   Net cash provided by operating activities                             -                  4
                                                            --------------       -------------

INCREASE IN CASH                                                         -                  4

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           4                  -
                                                            --------------       ------------

CASH AND CASH EQUIVALENTS, ENDING OF PERIOD                  $           4      $           4
                                                            ==============      =============

                           HCSB FINANCIAL CORPORATION

           FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                   (UNAUDITED)

                           HCSB FINANCIAL CORPORATION


                     Condensed Consolidated Balance Sheets

(Dollars in thousands)                                                                    June 30,        December 31,
                                                                                           --------        ------------
                                                                                            2001              2000
                                                                                            -----             ----
                                                                                         (Unaudited)

  Assets
  Cash and cash equivalents:
    Cash and due from banks                                                            $            8,881  $          3,534
    Federal funds sold                                                                              2,168            19,870
                                                                                       ------------------  ----------------
                                                                                                   11,049            23,404
                                                                                       ------------------  ----------------

  Securities available-for-sale                                                                    21,389            20,877
  Nonmarketable securities                                                                            790               790

  Loans receivable                                                                                108,124            91,329
    Less unearned income                                                                               (3)              (10)
    Less allowance for loan losses                                                                 (1,086)           (1,019)
                                                                                       ------------------  ----------------
      Loans, net                                                                                  107,035            90,300
                                                                                       ------------------  ----------------

  Premises and equipment, net                                                                       5,537             5,502
  Accrued interest receivable                                                                       1,773             1,415
  Other assets                                                                                      1,354             1,430
                                                                                       ------------------  ----------------

     Total assets                                                                      $          148,927  $        143,718
                                                                                        =================  ================

 Liabilities and Shareholders' Equity
 Liabilities
   Deposits:
    Noninterest-bearing demand deposits                                                $           10,090  $          8,273
    Interest-bearing demand deposits                                                               10,743            10,310
    Money market                                                                                   18,072            19,841
    Savings                                                                                         2,691             2,153
    Time deposits                                                                                  81,636            82,923
                                                                                       ------------------  ----------------
                                                                                                  123,232           123,500
                                                                                       ------------------  ----------------
  Advances from the Federal Home Loan Bank                                                         14,600             9,600
  Accrued interest payable                                                                            278               310
  Other liabilities                                                                                   497               527
                                                                                       ------------------  ----------------
     Total liabilities                                                                            138,607           133,937
                                                                                       ------------------  ----------------

 Shareholders' Equity
   Common stock, $.01par value, 10,000,000 shares authorized,                                          11                10
   1,052,175  shares issued and outstanding
  Capital surplus                                                                                   8,865             7,878
  Retained earnings                                                                                 1,422             2,069
  Accumulated other comprehensive income (loss)                                                        22              (176)
                                                                                       ------------------  ----------------
     Total shareholders' equity                                                                    10,320             9,781
                                                                                       ------------------  ----------------

     Total liabilities and shareholders' equity                                        $          148,927  $        143,718
                                                                                      ===================  ================


See notes to condensed consolidated financial statements.

                           HCSB FINANCIAL CORPORATION

                   Condensed Consolidated Statements of Income
                                   (Unaudited)

(Dollars in thousands)                                              Six Months Ended June 30,        Three Months Ended June 30,
                                                                     --------------------------       ---------------------------
                                                                        2001             2000             2001             2000
                                                                        -----            -----            -----            ----

 Interest income:
   Loans, including fees                                               $ 4,895          $ 4,158          $ 2,473          $ 2,176
   Investment securities:
     Taxable                                                               713              638              321              316
     Tax-exempt                                                             75               90               37               41
     Nonmarketable equity securities                                        29               21               14               10
   Other interest income                                                   270               45              144               19
                                                                      --------         --------         --------          -------
     Total                                                               5,982            4,952            2,989            2,562
                                                                      --------         --------         --------          -------

 Interest expense:
   Certificates of deposit $100M and over                                  742              507              357              249
   Other deposits                                                        2,319            1,730            1,124              910
   Other interest expense                                                  367              351              235              207
                                                                      --------         --------         --------          -------
     Total                                                               3,428            2,588            1,716            1,366
                                                                      --------         --------         --------          -------

 Net interest income                                                     2,554            2,364            1,273            1,196

 Provision for loan losses                                                 150              126               80               65
                                                                      --------         --------         --------          -------

 Net interest income after                                               2,404            2,238            1,193            1,131
                                                                      --------         --------         --------          -------
    provision for loan losses

 Other operating income:
   Service charges on deposit accounts                                     411              321              212              176
   Credit life insurance commissions                                        76               59               42               26
   Gain on sale of securities                                                6                -                -                -
   Other operating income                                                  109               69               68               43
                                                                      --------         --------         --------          -------
     Total                                                                 602              449              322              245
                                                                      --------         --------         --------          -------

 Other operating expenses:
   Salaries and employee benefits                                        1,386            1,060              712              544
   Net occupancy expense                                                   159              133               74               68
   Furniture and equipment expense                                         273              222              150              138
   Loss on sale of securities                                                -               34                -               34
   Loss on sale of fixed assets                                             29               21               29               21
   Other operating expenses                                                614              501              311              215
                                                                      --------         --------         --------          -------
     Total                                                               2,461            1,971            1,276            1,020
                                                                      --------         --------         --------          -------

 Income before income taxes                                                545              716              239              356

 Income tax provision                                                      189              259               83              133
                                                                      --------         --------         --------          -------

 Net income                                                           $    356         $    457         $    156          $   223
                                                                      ========         ========         ========          =======

 Basic earnings per share                                             $   0.34         $   0.46         $   0.15          $  0.21
 Diluted earnings per share                                           $   0.34         $   0.46         $   0.15          $  0.21


See notes to condensed consolidated financial statements.

                           HCSB FINANCIAL CORPORATION

   Condensed Consolidated Statement of Shareholders' Equity and Comprehensive
                  Income for the six months ended June 30, 2001
                                   (Unaudited)

                                                                                       Accumulated
                                                                                          Other
(Dollars in thousands)                  Common Stock            Capital   Retained     Comprehensive
                                      Shares      Amount        Surplus   Earnings        Income         Total
                                     --------     --------   ----------  ---------    --------------     ------
 Balance, December 31, 2000        1,002,770          $ 10      $ 7,878      $ 2,069         $ (176)     $ 9,781

 Net income for the period                                                       356                         356

 Other comprehensive income,                                                                    198          198
   net of tax                                                                                            -------


 Comprehensive Income                                                                                        554

 Payment of fractional shares                                                    (15)                        (15)
                                                                                                         -------

 Issuance of 5% stock dividend        49,405             1         987          (988)                          -
                                  ----------         -----     -------      --------         ------      -------

 Balance, June 30, 2001            1,052,175         $  11     $ 8,865      $  1,422        $    22      $10,320
                                  ==========         =====      ======      ========         ======     ========


See notes to condensed consolidated financial statements.

                           HCSB FINANCIAL CORPORATION

                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                              Six Months Ended June 30,
                                                                                             --------------------------
 (Dollars in thousands)                                                                         2001            2000
                                                                                                -----           ----

 Cash flows from operating activities:
   Net income                                                                                        $ 356           $ 457
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                                      193             147
     Provision for possible loan losses                                                                150             126
     Amortization less accretion on investments                                                          -               5
     Amortization of deferred loan costs                                                                65              60
     Loss (gain) on sale of securities available-for-sale                                               (6)             34
     Loss (gain) on sale of premises and equipment                                                      29              21
     (Increase) decrease in interest receivable                                                       (358)           (418)
     Increase (decrease) in interest payable                                                           (32)            (83)
     (Increase) decrease in other assets                                                               (41)            (43)
     Increase (decrease) in other liabilities                                                          (30)           (280)
                                                                                               -----------       ---------
       Net cash provided by operating activities                                                       326              26
                                                                                               -----------       ---------

 Cash flows from investing activities:
   Net increase in loans to customers                                                              (16,950)        (13,630)
   Purchases of securities available-for-sale                                                      (11,837)           (100)
   Maturities of securities available-for-sale                                                       9,640             603
   Proceeds from sales of securities available-for-sale                                              2,006           1,461
   Proceeds from disposal of premises and equipment                                                     20              48
   Purchases of premises and equipment                                                                (277)           (833)
   Purchase of Federal Home Loan Bank stock                                                              -            (230)
                                                                                               -----------       ---------
       Net cash used by investing activities                                                       (17,398)        (12,681)
                                                                                               -----------       ---------

 Cash flows from financing activities:
   Net increase (decrease) in deposits accounts                                                       (268)          7,408
   Advances from Federal Home Loan Bank                                                              5,000           9,600
   Repayments of advances from Federal Home Loan Bank                                                    -          (5,000)
   Cash paid in lieu of fractional shares                                                              (15)              -
                                                                                               -----------       ---------
      Net cash provided by financing activities                                                      4,717          12,008
                                                                                               -----------       ---------

 Net increase (decrease) in cash and cash equivalents                                              (12,355)           (647)

 Cash and cash equivalents, beginning of period                                                     23,404           7,898
                                                                                               -----------       ---------

 Cash and cash equivalents, end of period                                                      $    11,049     $     7,251
                                                                                               ===========       =========
  Cash paid during the period for:
   Income taxes                                                                                $       246     $       445
   Interest                                                                                    $     3,460     $     2,671


See notes to condensed consolidated financial statements.

                           HCSB FINANCIAL CORPORATION

              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

Note 1 - Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures, which would substantially duplicate those contained in the most recent annual report to shareholders. The financial statements as of June 30, 2001 and for the interim periods ended June 30, 2001 and 2000 are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. The financial information as of December 31, 2000 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes included in HCSB Financial Corporation's 2000 Annual Report.

Note 2 - Comprehensive Income

The following table sets forth the amounts of other comprehensive income included in equity along with the related tax effect for the six months ended June 30, 2001 and 2000 and for the three months ended June 30, 2001 and 2000:


                                                                            Pre-tax    (Expense)     Net-of-tax
(Dollars in thousands)                                                      Amount      Benefit         Amount
                                                                          ----------   ------------  -----------


For the Six Months Ended June 30, 2001:
Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during the period         $     321      $    (119)      $      202
   Plus: reclassification adjustment for gains (losses) realized in
    net income                                                                (6)             2               (4)
                                                                       ---------      ---------       ----------
   Net unrealized gains (losses) on securities                               315           (117)             198
                                                                       ---------      ---------       ----------
 Other comprehensive income                                            $     315      $    (117)      $      198
                                                                       =========      =========       ==========



                                                                             Pre-tax     (Expense)     Net-of-tax
(Dollars in thousands)                                                        Amount      Benefit        Amount
                                                                           ---------    ------------  -----------
 For the Six Months Ended June 30, 2000:
 Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during the period         $    (130)     $      47      $       (83)
   Plus: reclassification adjustment for gains (losses) realized in
    net income                                                               (34)            13              (21)
                                                                       ---------      ---------       ----------
   Net unrealized gains (losses) on securities                              (164)            60             (104)
                                                                       ---------      ---------       ----------
 Other comprehensive income                                            $    (164)     $      60      $      (104)
                                                                       =========      =========       ==========

                           HCSB FINANCIAL CORPORATION

                                   (Unaudited)

Note 2 - Comprehensive Income - Continued



                                                                         Pre-tax      (Expense)       Net-of-tax
(Dollars in thousands)                                                   Amount        Benefit          Amount
                                                                       ---------     ---------        --------


 For the Three Months Ended June 30, 2001:
 Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during the period        $      (21)    $        8         $      (13)
   Plus: reclassification adjustment for gains (losses) realized in
    net income                                                                 -              -                  -
                                                                        ---------      --------           --------
   Net unrealized gains (losses) on securities                               (21)             8                (13)
                                                                        ---------      --------           --------
 Other comprehensive income                                           $      (21)    $        8         $      (13)
                                                                        =========      ========           ========



                                                                         Pre-tax      (Expense)       Net-of-tax
(Dollars in thousands)                                                   Amount        Benefit          Amount
                                                                       ---------    ----------        ---------

 For the Three Months Ended June 30, 2000:
 Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during the period        $      116     $      (44)        $       72
   Plus: reclassification adjustment for gains (losses) realized in
    net income                                                               (34)            13                (21)
                                                                        ---------      --------           --------
   Net unrealized gains (losses) on securities                                82            (31)                51
                                                                        ---------      --------           --------
 Other comprehensive income                                           $       82     $      (31)        $       51
                                                                        =========      ========           ========


======================================  ========================================
           TABLE OF CONTENTS

                                                      500,000 Shares


                                     Page             HCSB FINANCIAL
                                     ----              CORPORATION

Summary ...............................3
Risk Factors...........................7
Use of Proceeds ......................10        A Bank Holding Company For
Dividend Policy ......................11
Capitalization........................12          Horry County State Bank
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................13
Business..............................32
Supervision and Regulation............39               Common Stock
Management............................47
Certain Relationships and Related
  Transactions........................50
Description of Securities.............52
Legal Matters.........................54
Experts...............................54                Prospectus
Additional Information ...............54
Index to Financial Statements .......F-1

    --------------------------



    You should rely only on the
information contained in this
prospectus. We have not authorized
anyone to give any information that is
different from that contained in this
prospectus. This prospectus is not an
offer to sell these securities in any
jurisdiction where the offer or sale is
not permitted. The information in this
prospectus is correct only as of the
date on the prospectus, regardless of
the time of the delivery of this
prospectus or any sale of these
securities.

                                                          September ___, 2001


======================================  ========================================

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.        Other Expenses of Issuance and Distribution.

           Estimated expenses of the sale of the shares of common stock are as follows:

              SEC Registration Fee...............................     $  3,125
              Financial Advisory Fee and Commissions.............      125,000
              Printing and Engraving.............................       45,000
              Legal Fees and Expenses............................       50,000
              Accounting Fees....................................       16,000
              Blue Sky Fees and Expenses.........................        8,000
              Transfer Agent and Registrar Fees and Expenses.....        7,000
              Miscellaneous Disbursements........................          875
                                                                      --------
              Total..............................................     $255,000
                                                                      ========

Item 15.   Indemnification of Directors and Officers

           Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988 (the "Act") provides us with broad powers and authority to indemnify our directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of our directors under certain circumstances. The Company's Articles of Incorporation also provide us with the power and authority to the fullest extent legally permissible under the Act to indemnify our directors and officers, persons serving at our request or for our benefit as directors or officers of another corporation, and persons serving as our representatives or agents in certain circumstances. Pursuant to such authority and the provisions of the Articles of Incorporation, intend to purchase insurance against certain liabilities that may be incurred by the company and our officers and directors. Reference is also made to the discussion in the Prospectus under the caption "Description of Securities -- Director Liability."

           Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the company pursuant to the Articles of Incorporation or Bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16.   Exhibits.


1.1 Selling Agent Placement Agreement dated September 5, 2001 by and between UVEST Investment Services, Inc. and the Company.

3.1.*    Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended December 31, 1999

3.2.* Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended December 31, 1999.)

5.1.     Opinion of Nelson Mullins Riley & Scarborough, L.L.P. Regarding
         Legality

23.1.    Consent of Independent Auditor

23.2. Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)

24.1. Power of Attorney (filed as part of the signature page to the Registration Statement)



------------------------
* Previously filed

Item 17. Undertakings.

           (a) Acceleration of Effective Date. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           (b) Incorporation of Subsequent Exchange Act Documents. The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c)  Rule 430A.  The Company hereby undertakes that:

                (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon the Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
                (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

           In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      HCSB FINANCIAL CORPORATION


Date:  September 12, 2001             By:   /s/ James R. Clarkson
                                           -------------------------------------
                                           James R. Clarkson
                                           President and Chief Executive Officer

                                            /s/ Loretta B. Gerald
                                           -------------------------------------
                                           Loretta B. Gerald
                                           Vice President, Cashier, and Internal
                                           Auditor
                                           (Principal Accounting Officer)


           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James R. Clarkson his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-2, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.



Signature                                              Title                                         Date
---------                                              -----                                         ----

 /s/ D. Singleton Bailey                                                                      September 12, 2001
--------------------------------
D. Singleton Bailey                                  Director

 /s/ Franklin C. Blanton                                                                      September 12, 2001
--------------------------------
Franklin C. Blanton                                  Director

 /s/ Russell R. Burgess, Jr.                                                                  September 12, 2001
-------------------------------
Russell R. Burgess, Jr.                              Director

/s/ William H. Caines                                                                         September 12, 2001
--------------------------------
William H. Caines                                    Director

 /s/ James R. Clarkson                                                                        September 12, 2001
--------------------------------
James R. Clarkson                     President, Chief Executive Officer and
                                                     Director

/s/ Lavelle Coleman                                                                           September 12, 2001
-------------------------------
J. Lavelle Coleman                                   Director



 /s/ Boyd R. Ford, Jr.                                                                        September 12, 2001
--------------------------------
Boyd R. Ford, Jr.                                    Director


 /s/ Tommie W. Grainger                                                                       September 12, 2001
--------------------------------
Tommie W. Grainger                                   Director

 /s/ Randy B. Hardee                                                                          September 12, 2001
-------------------------------
Randy B. Hardee                                      Director

 /s/ Gwyn G. McCutchen                                                                        September 12, 2001
-------------------------------
Gwyn G. McCutchen                                    Director

 /s/ T. Freddie Moore                                                                         September 12, 2001
--------------------------------
T. Freddie Moore                                     Director

 /s/ Carroll D. Padgett, Jr.                                                                  September 12, 2001
-------------------------------
Carroll D. Padgett, Jr.                              Director

 /s/ Bill G. Page                                                                             September 12, 2001
--------------------------------
Bill G. Page                                         Director


                                  EXHIBIT INDEX
                             ---------------------


Exhibit                          Description
-------                          -----------


1.1 Selling Agent Placement Agreement dated September 5, 2001 by and between UVEST Investment Services, Inc. and the Company.

3.1.*   Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended December 31, 1999

3.2.* Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended December 31, 1999.)

5.1.    Opinion of Nelson Mullins Riley & Scarborough, L.L.P. Regarding Legality

23.1.   Consent of Independent Auditor

23.2. Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)

24.1. Power of Attorney (filed as part of the signature page to the Registration Statement)



------------------------
* Previously filed